Exhibit 99.3

Aeropuertos Argentina 2000 S.A.

Annual Report and Individual Financial Statements

At December 31, 2017 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Financial Statements

At December 31, 2017 presented in comparative format

Index

Annual Report
Individual Statements of Comprehensive Income	2
Individual Statements of Financial Position	3
Individual Statements of Changes in Equity	4
Individual Statements of Cash Flows	5
Notes to the Individual Financial Statements	6
Report of Independent Auditors
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

AEROPUERTOS ARGENTINA 2000 S.A.

ANNUAL REPORT

PRESIDENT´S LETTER

As every year, we present the performance and the main actions implemented in the year by Aeropuertos Argentina 2000 S.A. to the people, institutions, companies and organizations with which the Company has a link.

In a national and international context where the private sector increasingly takes a more relevant role in the sustainable development of communities, our business is each year more significant for the transport of passengers and cargo within the country. We decided that the 2017 Annual Report of the Company will be prepared under the framework of the International Integrated Reporting Council (IIRC) to show in a single document the integral management of our business with a view on the economic, social and environmental impacts. Thus, to the information reported every year in the Report, we add the actions carried out with a view to sustainability, and the social and environmental value generated by our management.

In this way, since 2017, the Report accounts cross-sectionally our contribution to the development of the country with financial and non-financial information that strengthens the profitability, the brand, the experience of the passenger, labor relations and society in general.

Thus, in compliance with the legal and statutory provisions we submit to the consideration of the Shareholders this Report, the Inventory, the statement of comprehensive income, financial situation, changes in equity, cash flow, the respective notes that they are complemented by the consolidated statements of comprehensive income, financial position, changes in equity, cash flow, the respective notes that supplement them, the Reports of the Auditors and the Reports of the Supervisory Committee for Fiscal Year No. 20 Completed on December 31, 2017.

MARTÍN EURNEKIAN

President of Aeropuertos Argentina 2000

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

SCOPE OF THE REPORT

The 2017 Annual Report of the Company accounts for financial and economic performance, and the generation of social and environmental impact of the company from January 1 to December 31, 2017. It has a direct focus on shareholders and investors, as well as all its key publics: employees, unions, shareholders, airlines, contractors and providers, passengers, customers, community, media, chambers,, public sector, civil society and intervening bodies.

For the first time, the Society publishes its report with an integral scope of its management, summarizing its performance based on material indicators following the Framework prepared by the International Integrated Reporting Council (IIRC), the Global Reporting Initiative Standards (Global Reporting Initiative - GRI) complying with the compliance criterion "Essential" option, the 10 principles of the United Nations Global Compact and the ISO 26000 Social Responsibility Standard.

In this way, in the same document, it consolidates financial and non-financial information, accounting for the importance of sustainable development in the strategy of the business.

Based on the Integrated Reporting Framework <IR>, the "Value Creation Model" is presented in this Report. It describes the business results related to the six capitals proposed by the IIRC: financial, industrial, intellectual, human, social and reputational, and natural.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

VALUE CREATION MODEL

Financial	Results of previous years Funds available and potential Investments Social Capital	View
Contribute with the local, economic and cultural development of the country, encouraging the activity and development of the national airport industry with an international scope, through the identification, structuring and implementation of new airport projects.

Extract from the Sustainability Declaration
We focus on the management based on the satisfaction of our passengers, companions and collaborators to guarantee the quality of service, cutting edge infrastructure, security, accessibility in order for all to live a pleasant experience. In addition, we develop partnerships with stakeholders

Corporate Government
Board of Directors
Management Committee

Groups of Interest
Employees, Syndicates, Stakeholders, airlines, contractors and permit holders, passengers, clients, community, communication media, chambers, public sector and civil society.

Intervening entities
National Airports Regulatory Organization (ORSNA)
Airport Security Police (PSA)
National Direction of Migration (DNM)
National Customs Directorate (DGA)
		National Administration of Civil Aviation (ANAC)	Record level of investments	Investments EBITDA Income for the year
Industrial	Infrastructure Buildings Streets Road & Routes Accessibility		Update, transformation and expansion of the airport infrastructure. Grand opening of the works finished. Programs for accessibility.	Passengers Cargo movements Aircraft movements Active airlines Airports
Intellectual	Technology at the service of security Training to employees and workers IT Systems Customer experience		Development of innovating tools Implementation of processes for airport security Training programs Claims management	Airports audited by the ORSNA in the process of simulation of evacuation Hours of training Calls received Passengers satisfaction level Claims received
Human	Employees Permit holders Suppliers		Health and occupational security Labor insertion Internal searches and promotions Local development from the chain value	Days lost for accident Days lost due to illness People of vulnerable groups included Positions covered by employees Local suppliers
Reputational and Social	Social Private Investment Strategic Alliances Relationship with Public Sector Commitment for Human Rights		Programs with social impact Awareness campaigns on human trafficking and child sexual exploitation Access to water Promotion of culture and education	Actions conducted Beneficiaries from Centro Pescar - AA2000 Campaigns conducted Families with access to water Presentation of Airport Orchestras
Natural	Materials Energy Water Residues Emissions		Investment in environment Systematization of environment indicators Programs for the responsible management of resources Carbon footprint	Energy consumption Water consumption Residues management Residues recycled or valued Carbon footprint

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Impact Indicators	2016	2017

Financial capital
Investment	$2,275,414,384	3,845,217,553
EBITDA	$4,322,875,429	5,199,792,720
Income for the year	$2,009,091,581	2,684,484,995
Industrial capital
Client traffic	31,466,929	35,935,768
Cargo Traffic (tn)	209,195	230,276
Aircraft traffic	374,978	404,181
Active Airlines	57	61
Airports	33	34
Intellectual capital
Training hours	31,050	41,528
Average hours per employee	13,22	18,22
Human capital
Quantity of employees	2,267	2,279
People from vulnerable groups included	2	6
Percentage of employees under collective agreement	68%	68%
Local suppliers	98.9%	92.7%
Social and reputational capital
Private social investment	$17,610,075	$15,615,650
Beneficiaries of Centro Pescar-AA2000	23	24
Number of students favored with scholarships	25	100
Families with access to water	32	28
Presentations of the Airport Orchestras	2	10
Natural capital
Investments and other environmental expenses in pesos	$40,998,474	$56,498,324
Electric Power Consumption in MWH [1]	121,909	122,700
Total energy consumption in Gj [2]	438,8	440,20
Water consumption in m3 [34]	828,102	832,055
Urban Solid Waste (RSU) in kg	5,538,502	5,220,301
Greenhouse Gas Emissions in tCO2e	374,276	371,606

1 Scope: 31 airports reported.

2 Scope: all airports of AA2000.

3 For the calculation it was applied the consumption detailed in the service provider's invoice and flow measurement.

4 Scope: all airports of AA2000.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

GENERAL CONTEXT OF THE COMPANY

In 1998, the Company began operating some of the 33 airports that make up the concession of Group A of the National Airport System of the Argentine Republic.

In April 2008, the Company took possession of the last of the airports that had been originally concessioned (the Gobernador Horacio Guzmán airport located in San Salvador de Jujuy).

On the other hand, since July 2012, the Company has been responsible for the administration, working and operation of the Termas de Río Hondo airport. In March 2013, the National Executive Power issued Decree No. 303/2013, through which the incorporation of the Airport into the National Airport System was arranged, and as of December 31, 2017, its inclusion in "Group A" was pending.

Closing the twentieth year and in order to continue with the policies related to the expansion of the commercial market, the National Government issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires, to the National Airport System. Likewise, in order to incorporate the aforementioned Airport into "Group A", on December 27, 2017, the National Government issued Decree No. 1107/17.

Because of this, as of that date, the Company is responsible for the working, administration and operation of the Palomar Airport.

View

Aeropuertos Argentina 2000 is defined as a company oriented to the passenger and the user of the airport, its customers, for whom the permanent improvement of the quality of its service is proposed.

The airport values will be enhanced with the development and application of techniques in order to achieve customer satisfaction and the objectives of the interested parties: National State and its agencies involved, international organizations, airlines, lenders, unions, Aeropuertos Argentina 2000 and its staff and the national heritage. The process of quality and continuous improvement is oriented towards the consolidation of a stable equilibrium.

Quality management for business excellence will lead Aeropuertos Argentina 2000 towards leadership levels of the global airport operation.

The company's achievements extend to the global world that observes and controls, elevating its prestige and contributing to permanent international improvement and sustained development.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Mission

Contribute to the safe operation of airports, understanding it as a derivative of current legislation, national and international and the application of the ACI, ICAO and IATA standards, all within the variables of the local environment.

Aeropuertos Argentina 2000 assumes, as basic principles, taking all the measures at its disposal to provide the customer with a service in accordance with the uses of the world market and local characteristics.

Generate the highest financial return compatible with local and global economic conditions. That the client, together with the commercial and official entities that use the concessioned airports, satisfactorily use the services offered by Aeropuertos Argentina 2000.

Declaration of sustainability

At AA2000 we have an eye on the people and the environment where we live. We focus on the management based on the satisfaction of our passengers, companions and collaborators to guarantee a quality service, cutting-edge infrastructure, security, accessibility; with the aim that we all live within our terminals a pleasant experience.

In addition, we develop programs in partnership with key stakeholders to respond comprehensively to the demands of the communities where our airports are located; promoting education, art and culture as a tool for social growth, and taking care of the environment with a strategy focused on the carbon footprint and the responsible management of natural resources.

Thus, from our business, we connect millions of people, assuming our role as a key player in our country and commitment to sustainable development.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

MEMBERS OF MANAGEMENT

Board of Directors

POSITION HELD	NAME	AGE GROUP	INDEPENDENCY STATUS	FIRST APPOINTMENT
President	Martín Francisco Antranik Eurnekian	30-50	Executive	04/26/2017
Vice-President	Antonio Matías Patanian	30-50	Executive	04/21/2014
Director	Máximo Luis Bomchil	+50	Non-independent	04/24/2009
Director	Orlando J. Ferreres	+50	Independent	04/25/2016
Director	Jorge González Galé	+50	Independent	04/25/2016
Director	Raúl Francos	+50	Executive	03/22/2013
Director	Luis Ramón Freixas Pinto	+50	Independent	04/25/2016
Director	Eduardo Pablo Braun	+50	Independent	04/25/2016
Alternate Director	Gustavo Pablo Lupetti	+50	Executive	05/29/2008

[1] All members of the Board of Directors are Argentine.

The Supervisory Commission is made up of regular Trustees: Patricio Alberto Martin, Tomás Miguel Araya y Orlando Francisco Pelaya. Síndicos suplentes: Francisco Martín Gutiérrez, Alejandro Esteban Messineo y María Rosa Eckard.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

ETHICS AND TRANSPARENCY

The Company has different tools and channels of dialogue that allow to guarantee the transparency, clarity and seriousness of our processes.

Code of Ethics: in 2017, the Company updated the Code, which aims to establish the guidelines governing the ethical behavior of administrators, managers and all personnel of the Company in their daily performance, with regard to the relationships and interactions maintained by the Company with all its stakeholders: employees themselves, customers, suppliers and external collaborators, shareholders, public and private institutions and society in general. Includes topics on labor relations; human rights; professional, honest and equitable treatment; conflict of interests; excellence in service; development and equality of opportunities; Environmental care; respect for the community; among others.

Complaints process with the Regulatory Body of the National Airport System (ORSNA): through a website and a toll-free telephone line, the regulator receives and manages the complaints.

Complaints process: the Company has a space on its corporate website (www.aa2000.com.ar) and an email address (denunciasc.de.etica@aa2000.com.ar) so that all employees can communicate any breach of the Code of Ethics and Conduct, anonymously. All complaints are considered and evaluated with the highest level of confidentiality by the Human Resources Department, the CEO, the Audit Committee or the Board depending on the case. The Company has hired the services of Rasguarda SRL to develop a new complaints channel. At the end of this fiscal year they were working on the project.

Confidentiality in the handling of data: the Company has standards and processes that establish the prohibition to use for personal benefit and disclose information related to any aspect of the commercial activity of the Company, except when required to perform the functions. Likewise, all employees must observe the confidential use of information obtained from third parties.

ECONOMIC PERFORMANCE

Closing this economic year, we can once again conclude that we have generated record figures. Revenues of $ 12,652,219,252 implied an increase of 25.5% compared to the previous year. The net result for the year ended December 31, 2017 was 2,684,484,995, and net equity at that date reached $ 6,429,967,206.

On the other hand, the number of passengers that passed through our terminals have increased by 14.2% over last year.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Accompanying and fostering this growth, the Company continues to develop the airport infrastructure of the country and improving the experience of its users. This year another milestone has also been marked in the investments made.

In February 2017, the Company issued negotiable obligations for an amount of US $ 400,000,000 maturing on February 1, 2027, at an interest rate of 6.875%. The capital of the negotiable obligations will be amortized in 32 quarterlies, equal and consecutive installments payable as of May 1, 2019.

The Company will use the proceeds from the placement of the Negotiable Obligations in compliance with the provisions of Article 36 of the Negotiable Obligations Law for (i) the refinancing of the Company's liabilities, including (a) the total cancellation of the negotiable obligations. , issued on December 22, 2010; and (b) the Class "A" and Class "C" notes issued by the Company in Argentina on April 21, 2010, plus interest accrued up to the redemption date and the corresponding redemption premiums, provided that they were not redeemed before the date of issue and settlement with the Company's own funds; and (ii) the remainder will be applied by the Company to finance infrastructure works in the Group “A” airports of the Company. Given that on January 23, 2017, the negotiable obligations issued in April 2010 were fully recovered with the Company's own funds; the sum equivalent to the aforementioned redemption will be allocated to infrastructure works to be carried out at the Company's airports, members of the "A" Group of the National Airport System.

INFRASTRUCTURE

During 2017 the Company developed projects and finished works, achieving goals, aims and internal and external commitments.

The projects and works of the year included the construction, expansion and renovation of buildings, parking lots, tracks, taxiways and platforms and were developed to expand capacity, modernize and / or rehabilitate existing facilities, update flows, increase security and incorporate new operations, and all other actions tending to a continuous improvement in the airport infrastructure.

The works are carried out in stages so as not to affect the airport activity considering the highest international safety, technological and comfort standards for the passenger. Likewise, prior to the execution all works are approved by the ORSNA

From the beginning of the development of each project, the Society incorporates criteria of sustainability in the architecture of these, consulting with specialists in each field. The necessary guidelines were integrated so that the constructions are considered sustainable, minimizing significantly the negative environmental and social impacts, and applying fundamental mitigation measures to avoid and diminish the possible impacts or alterations on the environment and the community.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

During the design and construction process, elements, decisions and materials were chosen, prioritized and incorporated for the implementation of the greatest possible number of aspects that care for and benefit the environment, in general, and that promote the LEED qualification, in particular (the certification system for sustainable buildings). In each work process there is the continuous incorporation of new ideas, new methods and new technology to improve and optimize each project by exploring the impact of factors related to architectural efficiency. In addition, we work to ensure the health and safety of our employees, users and the entire community.

We perform environmental audits, waste management, liquid effluent management, environmental and social impact studies. All works require an environmental study that is delivered to the Regulatory Body of the National Airport System (ORSNA) at each stage of development where we account for compliance and respect for the above-mentioned aspects, and for our contribution to sustainable development and social welfare.

Projects and works have been carried out in different concessioned airports, among which the following stand out:

The new multilevel vehicular parking building was put into operation at the Jorge Newbery Buenos Aires airfield, which now has 744 new parking spaces. The work increased the total parking capacity by 37%, from 1900 to more than 2,600 available spaces.

The new Parking has two new ways of entry - four in total - and five, of which two are manual and three automatic.

In addition, three new elevators were incorporated, making a total of five, new led lighting, security cameras and a modern fire detection and extinguishing system.

On the other hand, Benjamín Matienzo International Airport in San Miguel de Tucumán was intervened with a large infrastructure project that puts it at the level of the best in the country in the safety standards. The track was renovated with the most modern technology in the field of concrete and new platforms and taxiways were built.

Among the tasks that included the work it can be mentioned: the reconstruction of platform and shootings with demolition of existing concrete, the extension and rehabilitation of track in 600 meters that involved the transfer of the ILS and two irrigation channels, transforming it into a high complexity and the total renovation of the beacon with LED technology.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In order to carry out the work it was necessary to close the airport between June and August, and by an agreement between the National Government and Aeropuertos Argentina 2000, passengers who had to fly to Tucumán during this period, were transferred from the Termas of Río Hondo terminal free of charge to the capital of Tucumán. Free transfer to the terminal of Santiago was also provided to those who flew from Tucumán.

Also, in addition to the aforementioned, the metropolitan airport completed the expansion works in the National Arrivals Sector, new arrival tapes, new equipment for Building IV, sanitation, landscaping and new parking in the South Sector and a new control tower. The new vertical circulation core and the expansion of the check-in hall of building IV, the refurbishment of building IV with offices for Aerolineas Argentinas and the fixed bridge telescopic installation continue.

At the Ezeiza international airport, the repaving of track 17/35 with its marking was executed, the remote platform lighting works in sector 2 were finalized, the maintenance modules were refurbished, the Senasa kennel was extended; the carpets were changed in the Immigration and International Pre-Shipment sector, a new baggage deposit was made in transit, the offices of the Argentine Air Force and meteorology were moved, and the new health room was moved.

The following works also continue at Ezeiza

▪	Expansion of the luggage removal hall in international arrivals in Terminal A.
▪	Beacon ring and main electrical substation.
▪	Improved lighting in access to the waste area.
▪	The project for the development of the Passenger Terminal in its stage 2A - Hall B continues, and the previous demolition, road and relocation tasks are underway. The work of excavation, foundations and reinforced concrete is in execution. The covered metal structure and curtain wall of the Departures Building is being tendered.
▪	The Remodeling of Pre-Shipment from Terminal Plant to Stage 2 is being executed since Phase 1 has been completed.

At the Comodoro Rivadavia Airport, the New Passenger Terminal of 7560 m2 and the work for the new car park are being executed.

In Córdoba, the work of the airport entrance station is underway, the work to extend the parking lot is being tendered and the flood rehabilitation work has been completed.

At the Iguazú airport, work began on the remodeling and expansion of the passenger terminal and the work of the New Parking is being carried out.

At the Bariloche Airport, the work of readjusting the check in phase 2 sector was completed and the work for the new sewage treatment plant is underway.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

At the Mendoza airport the work on the new car park was completed.

At the San Miguel de Tucumán airport, aside from the aforementioned, the architect Cesar Pelli's studio is developing a project for the new terminal.

At the Santa Rosa airport, the PAPIs installation works are being executed, the perimeter fence and a project to remodel the terminal is being developed.

At the San Juan airport, work has begun on the remodeling of the passenger terminal and the work on the new parking is being carried out.

At the Jujuy airport, work has begun on the complete remodeling of the passenger terminal and the construction of the new Technical Building is nearing completion.

At the Salta airport, the work of the vertical circulation core for national and international arrivals is being executed.

Likewise, the Master Plans of the Airports are being executed according to the schedule agreed with the ORSNA.

PASSENGERS

The Company has its focus on the client, understanding this is not only to passengers or airlines but also to all the people who work and transit in their airports. In this way, it develops improvement plans in the attention and contact with the key publics to improve the decision making in the airports and to approach the answers to the needs of our users in a more agile and efficient way.

Profile of passengers and clients

Passenger Traffic	2016	2017
Domestic	18,160,836	21,197,296
International	12,182,469	13,604,508
Transit	1,123,624	1,133,964
TOTAL	31,466,929	35,935,768

Cargo Traffic (tn)	2016	2017
Domestic	7,474	7,852
International	193,002	212,592
Post Mail	8,719	9,832
TOTAL	209,195	230,276

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Aircraft Traffic	2016	2017
Passenger Aircrafts	272,081	298,704
Cargo Aircraft	4,437	4,419
Others	98,460	101,058
TOTAL	374,978	404,181

Client traffic per airport
Airport	Clients
Aeroparque	255
Bariloche	66
Catamarca	22
Comodoro Rivadavia	56
Córdoba	126
Esquel	22
Ezeiza	394
Formosa	28
General Pico	9
Iguazú	56
Jujuy	32
La Rioja	24
Malargüe	12
Mar del Plata	42
Mendoza	79
Neuquén	47
Paraná	19
Posadas	40
Puerto Madryn	22
Reconquista	9
Resistencia	43
Rio Cuarto	12
Rio Gallegos	34
Rio Grande	39
Salta	73
San Fernando	73
San Juan	46
San Luis	29
San Rafael	23
Santa Rosa	20
Santiago del Estero	23
Tucumán	48
Viedma	20
Villa Mercedes	10

Registered clients in Commercial Spaces Administration System	2017
Total number of clients	841

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

As mentioned above, during the year 2017 there was an increase over the previous year of 14.2% in the total number of passengers, reaching 35.9 million passengers.

At the domestic level, the increase was 16.7% while at the international level the increase was 11.7%

Regarding the volume of international passengers, Ezeiza maintained a passenger volume similar to that of 2016. The growth was mainly in the metropolitan airport, Cordoba and Mendoza. Airlines were incorporated, new routes were created and frequencies of existing routes were increased, increasing regional connectivity, especially with Chile, Brazil and Peru.

This increase was manifested in the revenues received from the aeronautical businesses.

Attention channels

Leveraged in innovation and new technologies, applications and programs were developed to continue improving service channels, services and airport facilities in order to have a differentiating customer experience.

In 2017, new functionalities were added to the Company's Mobile App. For example, the design of the Suggested Flights was updated with the purpose of suggesting relevant search results to the user, to assist him in the search of his flight. The Arrivals and Departure Assistant was improved with more information for the passenger on the 33 airports that the Company has on climate, means of transport and links to maps and pages related to the destination. In addition, a Mobile application for payment of parking was developed digitally.

Most of the airports have a Wi-Fi network that provides free internet to passengers, currently having more than 453 antennas (APs) installed. During 2017, tasks were carried out to improve the passenger navigation experience, allowing him to be in contact with his family members and consult information of interest. Considering the size and complexity of the installed Wi-Fi network, it was chosen as a worldwide success case by Cisco.

On the other hand, we continued with the expansion of screens that provide information and services to passengers, covering all of the airports with commercial flights and currently reaching 1,200 interconnected screens, making up the largest digital signage infrastructure in Latin America.

The corporate website and the portals of each airport were updated, adding more information and improving the design for a better experience for the users. In 2017, 14,502,537 visits were received and 37.3% of new users registered.

Regarding the points of contact, we increased the amount to achieve greater coverage and assistance.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In partnership with control and intervening organizations, improvements were implemented in order to improve customer experience. Among them, with PSA, new signage was installed with indications of preparations to pass security control dynamically, Migration personnel were increased by distributing passengers in the rows, and asset declaration forms were provided in the sector prior to the control of CUSTOMS.

Claims Book:

The verified data is elevated to the ORSNA and all of them receive personalized treatment and response to the client. In the case of Claims, it is in writing by the Sector Chief or the Administrator in the case of Airports. The complaints are answered in writing by the Providers and then AA2000 follows up 80% by telephone and the rest in writing.

During the year ended at December 31, 2017 610 complaints per book of Airports were received of which:

•	35% is concentrated in Aeroparque,
•	26% in Ezeiza,
•	11% in Bariloche,
•	10% in Cordoba
•	10% in Mendoza
•	8% in other airports

The claims received were classified in the following subjects:

31.15% Attention

17.21% Availability of Infrastructure

9.51% Norms and Procedures

8.85% Information/Signals

6.56% Comfort

5.57% Security

5.41% Prices

4.43% Cleaning

4.26% Environment Temperature

7.05% Others

In addition, complaints were received in books of the commercial premises. Of such complaints 44% was received in Ezeiza and 30% in Aeroparque:

The complaints received were classified in the following subjects:

45.1% Attention

13.5% Availability of services

11.6% Security

9.6% Prices

7.0% Information/Signals

13.2% Others

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Business improvements

The main objective of the management is that the passengers, companions and customers of the Company live a good experience.

In this framework, the Ezeiza International Airport launched a program called "Ezeiza Experience", consisting of a series of commercial actions aimed at improving the passenger experience.

Within this program, the most outstanding points were:

-	The "Low Cost Gastronomy", where promotional menus, food vending machines and even "low cost" stores were incorporated into the gastronomic offer.
-	Promotion in parking of stays up to 30 days for $ 1,250.
-	"Brazilian friendly" airport enhancing the main foreign nationality of airport passengers.
-	In the public sector of Terminal A, a Hard Rock Café was opened to replace The Embers.

In turn, a pilot test was conducted at this airport to monitor the flow of passengers and use this information to streamline processes and services. To this end, in addition to the data provided by the use of the Internet through its devices inside the airport, eight thermal sensors were installed in the departures area and 22 in Arrivals in Terminal A, and six sensors in the zone of consignments in Terminal C.

A research and analysis project of the user's experience was carried out through surveys. We also worked on the sensory experience in Terminals (music and aromatization). Finally, a direct communication channel was activated with internal clients (airport community).

On the other hand, Aeroparque carried out commercial actions related to gastronomy, implementing, as in Ezeiza, the "Low Cost Gastronomy" program.

A new food court was opened near the Arrivals hall on the ground floor with the opening of La Despensa, Starbucks and the start of works by Mc Donald's. A Lucciano's ice cream shop opened in November in the food court.

The VIP room was increased in its capacity with the opening of the first phase of the new room of preferential services, on the ground floor.

Airport security

In partnership and collaborative work with police authorities and control agencies, the Company makes available its resources to guarantee security at airports and provide quality services from planned processes based on the most demanding standards in this area. In this context, it responds responsibly to the guidelines given by applicable national and international standards: IRAM (Argentine Institute for Standardization and Certification), ICAO (International Civil Aviation Organization), NFPA (National Fire Protection Association) and the provisions of the Law on Health and safety at work.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In terms of fire protection for airport buildings, it has alarm detection systems and automatic and manual notification of fires, water systems with fire pumps, fire hydrants, automatic sprinklers under ceilings and roofs, hydraulic poles distributed on the platform of aircraft parking for the supply of vehicles of the Service of Rescue and Fire Extinction, and strategically located also in the public part for feeding the fire units of the neighboring communities, massive notification systems for the interior of the terminals as in the outside, flood curtains for cooling in case of fire of the glazed facades, signaling and emergency lighting, among other tools. Several of these systems are complementary and redundant to ensure the continuity of the activities after the emergency. All these technologies were considered in accordance with the Standards and Recommended Methods by ICAO, NFPA and IRAM, which are superior to current national legislation.

Each Terminal has an Evacuation Plan, which is a contributor to the Airport Emergency Plan of exclusive competence of the National Administration of Civil Aviation (ANAC) and it is approved by the ORSNA. These provide clear and basic guidelines to be able, if necessary, to perform a total or partial evacuation safely, preserving the physical integrity of any person who is at the airport. In addition, the Plan provides the necessary information that security personnel and staff members in general should know about critical situations within airports: aircraft malfunctions in flight; structural fires; sabotage, including bomb threats; illicit seizure of aircraft and incidents at the airport, including considerations of "During the Emergency" and "After the Emergency".

Cargo Terminal

Through the Cargo Terminal, the Company offers storage and integral logistics services to foreign trade agents who import and export by air, to general cargo operators and to private clients in the international airports of Ezeiza, Aeroparque, Mar del Plata, Córdoba, Mendoza and Tucumán,

In addition, it offers its customers the possibility of having an exclusive space inside the terminal for the storage of their merchandise, where they can access the service of concentration and unification of loads; and we carry out integral logistics services for major events such as automobile competitions or rock recitals.

During 2017 the Cargo Terminal had a load movement (import and export) of 225,936 tons, representing this figure an increase over the previous year of 13.50% on imports and 5.20% on exports. The average annual stay of cargo decreased 19.88% in relation to the previous year.

It is important to highlight that the works carried out in Tucumán set up an important improvement in the blueberry export operation, speeding up processes and reducing logistics costs.

Also, continuing with the premise of improving the standards of operation and security of our deposits, an important renovation of own and third-party equipment was carried out, highlighting the renewal of 30% of the fleet of forklifts, the new CCTV system with IP cameras 360 ° analytical with HD quality and the temperature monitoring system of cold rooms.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

SUPPLIERS

The main suppliers of the Society are divided into seven major groups:

•	Providers of architecture, engineering and civil works builders for airport terminals.
•	Suppliers of engineering and works of landing and take-off runways, taxiways, platforms and access roads.
•	Suppliers of specific airport equipment (beacons, signaling, fire, fuel).
•	Security, maintenance and cleaning service providers.
•	Suppliers of materials and supplies in general.
•	Suppliers of electricity, gas and potable water services.
•	Other suppliers.

The Company values local development, which is why it mainly purchases products and services of national origin, with the exception of those products that must comply with international quality standards related to the activity.

SUPPLIERS INDICATORS	2016	2017
Number of suppliers	1,573	1,666
% growth in quantity of suppliers	9.5%	5.9%
% of small & medium suppliers	91%	91.5%
% of expenses to suppliers corresponding to local suppliers	98.9%	92.7%

In 2014, the Company drafted a Code of Ethics and Conduct to encourage compliance by our suppliers with high standards of ethics, dignified work conditions, job security, and respect for human rights and the environment. The Code includes internationally recognized standards on sustainability, such as the ideas and recommendations of the Argentine Business Council for Sustainable Development (CEADS), local office of the World Business Council for Sustainable Development (WBCSD). Suppliers must, under a sworn statement, know and accept the Code at the time of registration.

In relation to the selection process, the Company evaluates the quality and conditions of the companies to provide the required products and services. Since 2016, the Company has a new portal of suppliers that streamlines the contracting and payment process, and allows for a more fluid and close dialogue.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

HUMAN CAPITAL

EMPLOYEES	Male 2016	Female 2016	Total 2016	Male 2017	Female 2017	Total 2017
Total Number of Employees	1,787	480	2,267	1,802	477	2,279
By category
Director	16	1	17	9	1	10
Manager	68	11	79	78	13	91
Chief	236	32	268	255	38	293
Professional	63	20	83	69	19	88
Supervisor	138	13	151	150	9	159
Assistant	1,266	403	1,669	1,241	397	1,638
By Region
CABA and GBA	1,378	365	1,743	1,378	353	1,731
Interior of the country	409	115	524	424	124	548
By age:
Under 30 years - CABA and GBA	234	116	350	180	94	274
Under 30 years - Interior of the country	51	43	94	48	35	83
Between 30 and 50 years - CABA and GBA	826	216	1,042	872	223	1,095
Between 30 and 50 years - Interior of the country	280	67	347	279	84	363
Mora than 50 years – CABA and GBA	318	33	351	326	36	362
More than 50 years - Interior of the country	78	5	83	97	5	102
By contract class
Permanent			2,240	1,775	464	2,239
Temporary[5]	24	3	27	27	13	40
Other indicators:
Number of employees with disabilities	2	0	2	5	1	6

Breakdown by age and position 2017	More than 50 years	From 30 to 50 years	Less than 30 years
Director	4	6	0
Manager	47	44	0
Chief	106	182	5
Professional	11	71	6
Supervisor	33	120	6
Assistant	263	1,035	340

Collective labor agreement	Within the agreement	Out of the agreement
Total staff	1,546	733
Percentage of total employees	68%	32%

5Temporary employees are mainly subcontracted, contractors, self-employed, independent or external employees.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Recruitment and internal searches

In relation to the generation of employment, during 2017 there were 151 total incomes, and more than 200 passes and promotions.

Management of internal talent

During 2017, continuing with the policy of training and continuous improvement of our people, the Society focused on various training programs, communication and benefits.

In relation to training, the number of hours dictated has been increased by more than 30%.

Internal training indicators	2016	2017

Number of courses given	422	478
Number of people trained	1,348	1,640
Number of training hours	31,050	41,528
Average of hours per employee	13,22	18,22

One of the main training initiatives carried out during 2017 was the "Development Program for High Potential and Key Personnel" carried out at the Torcuato Di Tella University. The main purpose was to train talents that tomorrow can occupy positions of greater responsibility and deal with the new dynamic context of the business. The candidates were chosen especially by a Development Committee, and then evaluated in their potential by a recognized consultant.

The chosen participants studied for 3 months, 14 modules designed to develop management skills, such as Change Management, Project Management, Leadership and Decision Making, Negotiation and conflict resolution, High Performance Team Building, Innovation and Creativity, Oral Presentations, Corporate Finance and Marketing and Communication, among others.

In addition, in the training area we can mention other courses taught during 2017, focusing on the technical operation (Cross Trainings in Tucumán, Iguazú, Mendoza and Bariloche, Operator of movement area, Prevention of risk by fauna in the aerodrome, Beaconing, Safety Management), in safety and hygiene (EPP, Hearing Protection and manual movement of cargo), Management tools for middle management (Leadership Program).

Managers and directors attended several International Seminars such as Airport Carbon Accreditation (ACI-LAC), Maximizing Airport Revenues 2017.

Within the framework of the Health Policy of AA2000, Sessions of Prevention of addictions and diseases in the workplace were held.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In addition, being the focus of the client's experience, this year there were training sessions for employees and members of the airport community in different aspects that impact on internal and external customer service. In addition, CPR courses, sign language, language courses and workshops with basic airport information were developed.

Scholarship program

12 scholarships for employees were awarded this year; the Internship Program was continued for 12 students of the Mekitarista School; and the 8th year for the Pescar Program for labour insertion of 24 students from Ezeiza district schools was carried out.

Internal communication

During 2017 the Society developed 2 copies of the Connections Magazine and continued with the Knowing Us Program, having organized 3 breakfasts with the Presidency.

The Iniciativas en Movimiento program was also carried out. Through this program all of AA2000 collaborators were invited to propose projects that improve processes and systems in a creative and innovative way. The submitted projects were evaluated by a committee of specialists, who chose the winners.

Telework Project

During 2017, one person was selected for each IT Direction, reaching 10 employees, to work under this modality. The objective was the evaluation, selection and implementation of tools that allow the employee to use the same systems, applications and means of communication as in the office, in a comfortable, simple and fast way. This exercise provided the possibility of accessing the desktop from anywhere in a secure way. All collaborators who participated were satisfied with the experience.

Diversity and labor inclusion

Together with the DISCAR Foundation, the Society develops the Employment Support Program (ECE) that includes people with intellectual disabilities in the labor market with follow-up and support for integrated employees, their families and the company. During 2017 the Society included 6 people with disabilities, one woman and 5 men.

Remuneration Policy

The Company is preparing a comprehensive analysis of all the functions carried out by the personnel outside the agreement. At the end of 2017, the main responsibilities of each role of some sectors were mapped. This process will continue to be carried out for next year. For the year 2018, the expectation is to work with consultants to be able to determine according to the mapping of roles, categories, and salary levels.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

SOCIETY

From the Sustainable Airports Program, the Society works on its own programs and in partnership with academic institutions, multilateral organizations, companies, civil society organizations and the public sector, in actions with social value. The focus is placed on local communities in order to generate high impact initiatives in pursuit of the sustainable development of the destinations chosen by our passengers.

In this framework, contributing in addition to the Sustainable Development Goals of the United Nations and the Global Agenda 2030, the programs and outstanding actions of the year are as follows:

Pescar program for labor insertion

Since 2010, the Society has developed, together with the Pescar Foundation, the labor inclusion program, from which provides personal and professional training on basic knowledge in airport services for low-income youth attending the last year of public schools (Secondary No. 204, Media No. 201, Media No. 203 and Secondary No. 202) of the Ezeiza Party, in the province of Buenos Aires.

The courses last six months and are organized after the school day. As a complement to the courses and technical practices, the participants carry out extra curricular activities to encourage the development of personal and work skills.

Some young people of the 2016 promotion are currently working in multinational companies. Of the 2017 promotion, currently 70% of young people enrolled in the faculty; however, 95% of them said that they will continue studying careers such as tourism, labor relations, nursing, physical education teachers, among others.

Centro PESCAR-AA2000
Promotion	Beneficiaries	School end (%)	Work		Works and studies
2011	23	78%	57%		30%
2012	23	83%	57%		39%
2013	22	100%	68%		45%
2014	24	100%	54%		42%
2015	24	100%	50%		45%
2016	23	71%	78%		87%
2017	24	61%	5	%(1)	78%
TOTAL	163	85%	53%		52%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Scholarship program with Cimientos

Together with Cimientos, the Society grants scholarships so that low-income youth can finish high school. In 2017 100 young people from schools in San Luis, Mendoza and Comodoro Rivadavia were benefited by the program. In addition, it is accompanied by volunteers in two events of the Network Program of Graduates of Foundations where workshops are held to share their experiences of professional training and work expertise. The Network has 1,651 young people from 79 localities in 20 provinces of the country.

Airport Orchestras

Since 2010, the Society has been accompanying the "Children's and Youth Orchestras" which aim to train children aged 8 to 17 years of age with low resources who are at school, reducing the social gaps from the quality of access to education and culture.

In 2016, the Society created the Aeropuertos Argentina 2000 Youth Orchestra with the aim of creating a space for contention through music to low-income youngsters, also strengthening the will, imagination, discipline and self-esteem of the musicians. In this way, young people have access to high quality professional and training experiences, which in turn provides job opportunities.

In 2017 the Orchestra offered different concerts and participated in events. Among them, we highlight: its special presentation in the Golden Hall of the Teatro Colón in an event organized by the "Nobleza Obliga" Foundation; the accompaniment to the Harvard-Radcliffe Orchestra (HRO) on his tour of Argentina first in the Symphony Hall of the Kirchner Cultural Center under the direction of the Italian maestro Federico Córtese, and then in Rosario, in Tucumán and in Córdoba; he played the Argentine National Anthem and the Anthem to the Argentine Flag together with the renowned Argentine tenor Darío Volonté; presented with Sandra Mihanovich at the Annual Dinner of the organization Manos en Acción; presented at the COAS Annual Dinner; He showed up at the Ezeiza International Airport with the Camerata Bariloche; among others.

A milestone in the project was the signing of an agreement with the National University of the Arts (UNA) that consists of granting young people equivalences in the first years of the Bachelor of Music for their participation in the Orchestra, allowing these young people to complete the career in a short time.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Amaltea Project "Another Story"

In order to achieve the rehabilitation and social and labor reinsertion of young people and adults whose lives are developed in conditions of extreme poverty and are related to the problem of drug use, especially paco (cocaine base paste) the Society together with the Civil Association Amaltea work in the construction of a territorial space in Villa 15, Ciudad Oculta in the Autonomous City of Buenos Aires, in order to carry out an interdisciplinary and integral approach to the problem, intervening directly in the specific place -family, neighborhood -where it takes place and develops.

During 2017 the project had 25 people in beneficiary consumption situation, of which 10 (8 men and 2 women) between 16 and 45 years, are specifically in treatment and remain all day in the house carrying out the scheduled activities. The rest attend breakfast, lunch, shower or request some other kind of timely assistance. This program received an award in 2016 by the Social Ecumenical Forum.

Art Space

Since 2003, the Company has been developing the Espacio Arte program with the aim of promoting cultural exchange through the provision for society of temporary exhibitions of emerging and recognized artists in our airports. As part of this initiative, in 2016 he promoted and actively participated in the production of the work "Voy Volando" by Antonio Seguí, and in 2017 he made the location of the work at the Córdoba Airport so that passengers, companions, employees and the public in general they have the possibility of knowing and enjoying a Cordovan artist of international recognition; generating great economic, social and cultural value.

Respect for Human Rights

The Society has a strong commitment for people, their dignity and rights; and as such, works in partnership with public organizations and civil society organizations on this issue from its place of greatest relevance, which is awareness raising, by providing spaces within airports. As part of this initiative, in 2016 he promoted and actively participated in the production of the work "Voy Volando" by Antonio Seguí, and in 2017 he made the location of the work at the Córdoba Airport so that passengers, companions, employees and the public in general they have the possibility of knowing and enjoying a Cordovan artist of international recognition; generating great economic, social and cultural value.

In this sense, in 2017 it continued with the campaigns to combat child sexual exploitation with the Ministry of Justice and Human Rights of the Nation.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In addition, it signed a Framework Agreement on Cooperation and Technical Assistance in the Area of Prevention and Investigation of the Crime of Human Trafficking with the Ministry of Security of the Nation, Ministry of Transportation of the Nation, the ORSNA, the National Directorate of Migration, Aerolineas Argentinas and the Airport Security Police (PSA), for the realization of a national campaign on the detection of trafficking situations in the airport area. In this framework, in 2017 the necessary investments were made in equipment and infrastructure to provide the PSA with a system of screens that allow showing whereabouts searches, thus avoiding paper printing and allowing a better visualization of the information. At present 16 airports have this equipment. Awareness actions on this problem were also carried out and community staff committed to early detection of potential victims and their traffickers, providing a uniform criteria and guidelines for action, seeking to involve more emphatically those who are working permanently in these places. The objective of this Program is for people to know the characteristics of trafficking, identify the main indicators for the early detection of crime and establish an instance of exchange between the different participants.

Access to water

The lack of this resource is the main multiplier of poverty in the world and limits other rights such as health, education and work. In this context, the Society develops in partnership with the Ministry of Social Development of the Nation, local city halls and the Luciérnaga Foundation a program to provide drinking water to families from marginal communities throughout the country.

In this framework, the Society has been working since 2014 with the Ministry of Social Development of the Nation, the Ministry of Social Development of Salta , local and the Luciérnaga Foundation in a program to provide drinking water in marginal areas through land drilling and water desalination by reverse osmosis. The project obtained formidable results, since its impact on society and on the environment was direct, and achieved a substantial improvement in the quality of life of the inhabitants of the locations reached

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Since the beginning of the program in 2014; 28 families from the Pozo del Toro community, Rivadavia, Salta; and 32 families from the communities of El Rodeo and La Zanja, Chicoana, in Salta, were benefited with access to drinking water, which has a direct impact on the development of their quality of life, health and well-being. In addition, it has a value for the economic and labor development of the zones since these are mostly of agricultural and cattle production.

Recognition of the Social Ecumenical Forum

In 2017, the Social Ecumenical Forum awarded the Society with two distinctions: the Solidarity Entrepreneur Award for the Water Access Program and the Best Social Business Report for Argentina Award 2016 for the Sustainability Report 2016 of Aeropuertos Argentina 2000.

The Social Ecumenical Forum aims to recognize companies and NGOs that carry out actions to improve the living conditions of the community and stimulate the spirit of solidarity. The themes taken into account when delivering the distinctions were: food, care for the environment, culture, development of leadership, education, ethics, integration with the community, university social responsibility, health, work and volunteering, among others ..

ENVIRONMENT

The Company has an Environmental Management System based on a set of administrative directives, organization and operational knowledge. In this framework, it works on actions and programs to make the use of resources more efficient, reduce, prevent and compensate for the environmental impacts of its operations.

Investments and other environmental expenses in pesos
	2016	2017
Collection of Urban Solid Waste (RSU)	$39,094,574	$42,110,000
Collection of hazardous waste	$55,900	$289,913
Water and soil analysis	$898,000	$942,244
Infrastructure and maintenance	$950,000	$13,156,167
TOTAL	$40,998,474	$56,498,324

Among the actions it performs we highlight:

•	Management of waste similar to the domiciliary: they are disposed of in sanitary landfills.
•	Management of non-hazardous waste: a paper, glass and plastic recycling program is carried out, and the supplier companies are asked to return toners and vehicle batteries at the end of their useful life. Regarding electronic waste, they are donated to partner organizations for their use. Scrap, wood and other bulky waste are delivered to authorized centers.
•	Management of hazardous waste: it is carried out in accordance with the protection of human health, the defense of the environment and the preservation of natural resources, for which the airport manages them in accordance with current legislation.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

•	Participation in the Integrated Internal Waste Management Program (GIRI), which establishes waste separation measures at source in the corporate building located in the Palermo neighborhood, CABA.
•	Effluent and waste management: permit holders of the Ezeiza International Airport installed liquid effluent treatment plants to reduce their contribution of organic matter to total emissions.
•	Efficient water management.
•	Responsible consumption of energy and mechanisms to achieve its reduction with the incorporation of alternative energy sources.
•	The measurement of the carbon footprint.
•	Internal and external environmental awareness campaigns.

Effluent generation by destination (in m3)	2016	2017
Cloacal Network	9	9
Cesspool	8	8
Treatment plant	12	12
Nitrifying bed	4	4

Weight of managed waste	2016		2017
	Destination	Weight	Destination	Weight
Urban Solid Waste (RSU)	Landfills	5,538,502 kg	Landfills	5,220,301
Hazardous residues	On-site storage	6,598 kg	On-site storage	3,191
Hazardous waste transported and treated	Final disposition	745 kg	Final disposition	2,100

Consumption indicators	Unit of measurement	2016	2017
Electric power (1)	MWH	121,909	122,700
Natural gas	m3	2,798,544	2,801,300
Total energy consumption (2)	Gj	438.80	440.20
Water (3)	m3	828,102	832,055

(1)	Scope: 31 airports reported.
(2)	Scope: all airports of AA2000.
(3)	Scope: all airports of AA2000

CARBON FOOTPRINT	2016	2017
Emissions of greenhouse gases in tCO2e	374,276	371,606
Direct GHG emissions (Scope 1)	654	641
Indirect GHG emissions (Scope 2)	68,393	67,120
Other indirect GHG emissions (Scope 3)	305,229 (1)	303,845

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

As news of 2017, the Company highlights the work of the year carried out with the National Civil Aviation Administration (ANAC) and the Regulatory Body of the National Airport System (ORSNA). In addition, this year it began to work with the systems area in an environmental platform to systematize the daily management and business impact.

Snow Operative

The winter season 2017 was particularly severe, especially at the airports of Bariloche and Esquel, where temperatures below freezing and record snowfalls were recorded, which put to the test the ability to remove snow and ice, in order to maintain operational continuity in a safe way.

De-icing and anti-icing fluid	2016	2017
Urea consumption (kg)	161,550	206,000
Glycol consumption (lit)	86,700	161,000

CLOSING NOTES

Also, continuing with the quality policy, this year the Company maintained its certification with the ISO 9001: 2008 standards in all of its airports and in its direction and management.

On the other hand, the Company has complied with all the obligations contained in the Agreement.

In accordance with the provisions of the report on the degree of compliance with the Corporate Governance Code, in relation to the Company's environmental policy, it should be noted that for each new work an environmental impact report is presented to the Regulatory Body and in relation to liabilities received, in the framework of "ASSUPA c / Aeropuertos Argentina 2000 SA s / Process of Knowledge "the program to be implemented is to be agreed with the ORSNA.

In relation to the evaluation of the results of risk management, it should be noted that the insurance linked to operational risks and construction remain in force without any claims or contingencies being considered. In relation to risks related to the activity, they did not escape the forecasts contemplated in the budget approved by the Board of Directors

During the current fiscal year, the amount of $1,856,854,487 has been deposited in the accounts of the “Trust Agreement for the Strengthening of the National Airport System”. Likewise, $ 836,613,245 have been deposited in the trusts for works.

Perspectives for 2018

In 2017 the passenger traffic of the company has had a very good evolution reaching 35.9 million, of which 21.2 million were domestic passengers, 13.6 million international passengers and 1.1 million passengers in transit, with growths of 16.7% in the domestic ones and 11.7% in the international ones compared with the previous year. In total, passenger traffic grew 14.2% compared to 2016.

This evolution is part of the National Government's plans to favor the increase in passenger traffic, allowing for significant improvements in air connectivity throughout the country.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

The outstanding evolution of passengers was also accompanied by a significant growth in investments in infrastructure works both on runways and terminals at airports in the interior of the country and also in the metropolitan area of Buenos Aires. During the year 2017, the Company presented investments to ORSNA for $ 3,522 million. To this amount it must be added the payments to the trusts of specific affectation for works for $ 836.6 million.

The perspectives of the evolution of passenger traffic for the year 2018 are positive due to the expected growth of the economy in general, which has a direct effect on commercial air activity. To this must be added the aforementioned commercial airline actions, in particular the start of the operations of several lowcost companies.

In relation to the execution of investments in infrastructure, it is foreseen the continuation of the quantity of works whose execution began in 2017 and the beginning of new works of greater and lesser importance in several airports of the country. We can highlight the continuation of the works of terminal B of Ezeiza, the new terminal of Comodoro Rivadavia, remodeling of the terminal of Iguazú, new terminal of passengers of Jujuy, new terminal of passengers of San Juan, among other great works that together will expand the operational capacity and also the quality and experience of the passenger.

Destination of the results of the year

This Board of Directors uploads the aforementioned documentation for the approval of the Shareholders and recommends that the results obtained in the current year for a total amount of $ 2,684,484,995 have the following destination: (i) $ 2,419,272 for the constitution of the legal reserve; (ii) $ 12,338,287 a the distribution of the dividends corresponding to the preferred shares held by the National Government in accordance with the resolution of the extraordinary general meeting of shareholders of the Company held on March 6, 2008 and clause 14 and annex VII of the agreement of adaptation of the concession contract, payable in preferred shares; (iii) the remainder of $2,669,727,436 to a reserve to guarantee the execution of plans for future works.

In compliance with the provisions of General Resolution No. 606/12 of the National Securities Commission, the report on the degree of compliance with the Corporate Governance Code is attached as an annex to this report.

To conclude, we appreciate the collaboration obtained during our management of the AA2000 staff, our clients, suppliers, banking entities and other organizations with whom we share the daily activity and greet the Shareholders with the most distinguished consideration.

Autonomous City of Buenos Aires, March 6, 2018

THE BOARD OF DIRECTORS

Martin Eurnekian
President

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Report on the degree of compliance with the Corporate Governance Code

Accomplishment
	Total(1)	Partial(1)	non- com- pletion (1)	Inform (2) or Explain (3)
PRINCIPLE I. TRANSPARENT THE RELATIONSHIP BETWEEN THE ISSUER, THE ECONOMIC GROUP THAT LEADS AND / OR INTEGRATES AND ITS RELATED PARTIES
Recommendation I.1: Guarantee disclosure by the Management Body of policies applicable to the relationship of the Issuer with the economic group that it heads and / or integrates and with its related parties.	X

The main transactions carried out by the company with companies included in article 33 of Law 19,550 and / or with other related parties are disclosed in the corresponding notes of the audited financial statements of the company, whether they are accounting documents for periods intermediate or annual.

In all cases, the administrative body is up to date with the agreements concluded as well as their respective evolution and / or compliance.

On the other hand, the company has issued negotiable obligations for which it has committed personally and its subsidiaries, directly or indirectly, not to carry out or allow the continuation of any activity, business, agreement or other transaction with an affiliate. or any director, officer or employee of the company (or any of its family members), any of its subsidiaries or any affiliate of any of them (either in a single operation or in a series of related operations), unless such activity , business, agreement or other operation is:

(i) in terms that are at least as favorable to the company (or such subsidiary) as those that the company (or said subsidiary) could obtain in comparable operations under market conditions with persons not affiliated with the adequate financial and technical capacity to carry out the operation; stipulating that with respect to any operation (or series of related operations) involving total payments or transfers of goods or services with a fair value greater than: (a) US $ 10,000,000 (or its equivalent in any other currency), the company must deliver to the issuing agent proof that said transaction was approved in advance by a majority of the members (including a majority of the non-interested members) of the company's board of directors and / or said subsidiary (as applicable), and (b) ) US $ 50,000,000 (or its equivalent in any other currency), the company must deliver to the agent of the issue an opinion of an independent appraiser regarding the convenience of such operation for the company or said subsidiary from a financial point of view ,

(ii) for the payment of reasonable fees and other compensations paid and any compensation provided to officers, directors, employees, consultants or representatives of the company or any of its subsidiaries as determined in good faith by the company or its relevant subsidiary,

(iii) for loans and advances by the company or any of its subsidiaries to any of its directors, officers and employees for relocation, representation and relocation expenses, in each case made in the ordinary course of business and for an amount not greater than to US $ 1,000,000 (or its equivalent in any other currency) in total outstanding at any time,

(iv) a Restricted Payment permitted by the terms and conditions of the negotiable obligations,

(v) a Permitted Investment consigned in the terms and conditions of the negotiable obligations,

(vi) among fully controlled subsidiaries of the company,

(vii) an operation in accordance with the Technical Assistance Contract once it has been re-established; or

(viii) a sale of new corporate capital of the company or any of its subsidiaries issued to a person other than the company or any of its subsidiaries, any contribution (except by the company or any of its subsidiaries) to the capital of the company or any of its subsidiaries or (except for debt held by the company or any of its subsidiaries) the conversion into or exchange of any Debt for Subordinated Debt or corporate capital of the company or any of its Subsidiaries.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

For the purposes of this regulation, the holders (direct or indirect) of representative social capital of 10% or more of the capital stock of a person are considered affiliated.

For its part, the regulations of the company's audit committee establish with respect to transactions with related parties that prior to the conclusion of an agreement with a related party for a relevant amount (as both terms are defined below), the General manager of the company will inform the audit committee and submit the documentation requested for review according to frequent market conditions between independent parties. The audit committee may request the additional information it deems necessary and, where appropriate, hire experts to that effect. The intervention of the audit committee will be in these cases prior to the treatment and approval of the Board. Relevant amount is understood as an operation for an economic value that exceeds 1% of the net assets of the company according to its latest annual financial statements approved by the shareholders' meeting. In turn, the following are related parties: a) the directors, members of the control body of the company, as well as the general or special managers appointed in accordance with article 270 of the General Companies Law; b) human or legal persons that have direct or indirect control or hold a significant stake in the capital of the company or in the capital of its controlling company; c) another company that is under the direct or indirect common control of the same parent; d) the ancestors, descendants, spouses or siblings of any of the human persons mentioned in sections a and b above; e) the companies in which any of the persons referred to in the preceding paragraphs a and d have direct or indirect significant holdings. Provided that one of the above-mentioned cases is not set up, a company controlled by the company will not be considered a "related party". Finally, significant participation means a share equal to or greater than 15% of the share capital, or a smaller number of shares when they have the right to elect one or more directors by class of shares or have agreements with other shareholders regarding the government and administration of the shares the company in question, or its parent.

Recommendation I.2: Ensure the existence of preventive mechanisms of conflicts of interest..	X

The Code of Ethics of the company establishes that all employees must avoid situations that present or may present a real or apparent conflict between their personal interests and the interest of the company. In order to overcome this, society urges the open disclosure of this type of information.

The employees of Aeropuertos Argentina 2000 S.A. cannot act as directors, executives, partners, employees, advisors, agents or representatives of a competitor, supplier or client, without the express authorization of the President.

They must also report any situation in which a family member has interests in a competing supplier or customer or related company in any type of transaction to be made with the company.

The aforementioned manual establishes the need for all collaborators to be informed, advised and updated periodically on the provisions included in the said regulation

The human resources management of the company is the area responsible for ensuring that new employees are duly informed about the policies at the time they are hired.

All the employees of the company, including the management, management and headship levels, must submit to the human resources management a sworn statement signed by all the employees declaring that they have read and understood the spirit of the regulation and express their agreement with all its terms and its commitment to comply with and enforce the rule.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

The Society's Code of Ethics establishes that whenever an employee feels that he is in a situation that could be framed in a conflict of interest, or that he has been the victim of an act of discrimination or harassment, or when he suspects or knows facts that may harm the company, or that oppose or appear to contravene the principles of that Code, or violate any applicable law, he must communicate them to any of the confidential complaint channels described in the code: an address of an electronic mail is established (denunciasc.de.etica@aa2000.com.ar), a site that guarantees the confidentiality of the information received. Likewise, you may choose to make the complaints in person or in writing before any of the members of the audit committee of the company. Complaints that involve the Audit Committee as a whole or any of its members, will be dealt with by the Supervisory Committee that will evaluate the significance thereof, submitting to the board the issues of its resolution.

The company will not tolerate any kind of retaliation for complaints or complaints made in good faith regarding misconduct.

The company has contracted the services of Resguarda S.R.L. to develop a new complaints channel. At the end of the fiscal year at December 31, 2017, they were working on the project for the readjustment of the complaints line.

Recommendation I.3: Prevent the misuse of privileged information.	X

The Code of Ethics of the company establishes that the company protects and limits the disclosure of confidential records to those persons with a strict need for knowledge. In the same way, the disclosure of information that commits the company to third parties and / or discussion in public areas should be avoided. It is not allowed to use for personal benefit the information related to any aspect of the commercial activity of Aeropuertos Argentina 2000 S.A., or the information obtained as a result of the relationship with it. Such information may not be disclosed to any other person or entity, except when it is required by the performance of their duties within the company.

All employees must observe the confidential use of the internal information of the company, as well as the information obtained from third parties as a result of the performance of their duties and the employee who, due to a breach of the above, will cause harm to the company as a result of the Disclosure of this type of information will be responsible for said damage.

PRINCIPLE II. SETING THE BASES FOR A SOLID ADMINISTRATION AND SUPERVISION OF THE ISSUER

Recommendation II. 1: Ensure that the Management Body assumes the administration and supervision of the Issuer and its strategic orientation.	X	The administration and representation of the company is in charge of the administrative body that defines and approves the general policies and strategies of the company.

II.1.1. Answer if the administrative body approves

II.1.1.1. the strategic or business plan, as well as the management objectives and annual budgets.	X

In accordance with the provisions of the Agreement. Renegotiation of the Concession Contract for the Operation, Administration and Operation of Group A of the National Airport System, the issuer must make the investments established in the investment plan detailed in said Agreement, which provides the investment commitments from 2006 until the end of the concession contract in 2028.

The ORSNA must review annually the financial projections of the company for the period referred to above (expressed in values of December 31, 2005), in relation to, among other items, aeronautical and commercial revenues, operating costs and investment obligations, and may also make adjustments to the specific impact of income and / or the aeronautical service charges and / or the investment obligations of the company in order to preserve the economic-financial balance of the Concession Contract, as shown in Annex V of the Agreement Renegotiation of the Concession Contract and parameters established by the ORSNA for the procedure for reviewing the financial projection of income and expenses (PFIE).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

On the other hand, according to the terms of the renegotiated Concession Contract, the issuer must specifically and monthly allocate an amount in pesos equal to 15% of the total income of the concession, respecting the following percentages:

- 11.25% of the total income in a trust for the strengthening of the National Airport System, to fund investments in physical assets (works) of the National Airport System. The Transportation Secretariat, after obtaining an opinion from the ORSNA, will be the one to determine which works will be carried out with these funds at any airport in the country, whether they are concessioned or not. The issuer may submit proposals to the ORSNA to carry out works, which, as well as those proposed by the ORSNA, will be submitted to the Transportation Secretariat, who will decide the corresponding application of the trust assets.

- 1.25% of the total income in a trust to provide funds that will be managed by the ORSNA to control and regulate the concession.

- 2.5% of the total income in a trust to fund the investment commitments of the issuer for Group "A" of Airports of the National Airport System.

The ORSNA monitors the investments in capital goods made by the company in order to determine if these investments can be included in the investment register carried by the ORSNA and control whether the company complies with the investment plan.

On the other hand, the issuance conditions of the guaranteed negotiable obligations issued by the company with maturity in 2027 for an amount of US $ 400,000,000 capital establish limits to the investments that the company can make.

Notwithstanding the foregoing and within the limits indicated, the management body approves the management objectives and the annual budget

II.1.1.2. The investment policy (in financial assets and capital assets) and financing.	X		See answer II.1.1.1.

II.1.1.3 The corporate governance policy (compliance with corporate governance code)		X	A draft Corporate Governance Code is being prepared.

II.1.1.4. The selection, evaluation and remuneration policy of the front-line managers.		X	The selection, evaluation and compensation of first line managers is approved by the general management of the company. The general manager is appointed and his performance is supervised by the company's management body.

II.1.1.5. The policy of assigning responsibilities to the front-line managers.		X	The assignment of responsibilities to front-line managers is defined by the general management of the company.

II.1.1.6. The supervision of the succession plans of the front line managers.		X	The succession of first line managers is supervised by general management in conjunction with human resources management.

I.1.1.7. The corporate social responsibility policy.	X		Since 2011, the company presents its Sustainability Report, under the coordination of the Institutional Relations Department of the company together with the general manager and the work of systematization of the information by an Operative Group composed of the company's key directions. This document reports on the performance of society in economic, social and environmental matters, and its commitment to sustainable development. Since 2011, the company has published five editions of the document: two of them biannual for the years 2010-2011 and 2012-2013; and three annuals 2014, 2015 and 2016. In all cases, it used the international guidelines of the Global Reporting Initiative (GRI) and the Sector Supplement for the Aeronautical Industry, and the guidelines of the ISO 26000 of Social Responsibility. The first two publications were prepared according to the G3 Guide and the last three followed the requirements of the essential option "in accordance" with the GRI G4 Guide. In addition, through this report, the company presents its Communication on Progress (COP), stating compliance with the 10 principles of the United Nations Global Act.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

In 2017, the company issued a new Sustainability Report that includes actions, programs and results of the management of the company in terms of sustainability developed during 2016, including its commitment to the UN 2030 Agenda and the Sustainable Development Goals (ODS). This contributes to the sustainable development of the country, promoting high-impact actions for all the social actors that transit and work in airports. It is important to note that for its preparation the company performs a Material Analysis to identify business issues that generate a greater impact on society and the environment. This exercise is carried out with the active participation of the Management Committee and a consultation with external stakeholders through an online survey. In this framework, in the 2016 Sustainability Report, the company published a Sustainability Statement where it publicly presents its commitment to the subject and to relevant aspects for its business and sustainable development.

In terms of social investment, the company developed its own programs and accompanied projects of civil society organizations through strategic alliances with high social value focused on education, culture, sports and health. The highlighted actions of 2017 include: working with Fundación Pescar in the operational and general training at the Institute of International Aeronautical Training (ICAI) for young people in the last year of public schools of Ezeiza in Buenos Aires; participation in scholarship programs with different universities; the accompaniment to the "Children's and Youth Orchestras" that aim to train children from 8 to 17 years of low income who are at school; the launching of " Airport Orchestras", a scholarship program aimed at motivating the intellectual and artistic development of young people and adolescents of high social vulnerability who have demonstrated over the years, through participation in children's and youth orchestrassome interest in music; support for cultural meetings; the communication campaigns on the circulation of Dengue, Zika and Chikungunya in the national and international territory; the accompaniment to the project "Another Story" for the recovery and social and labor inclusion of young people and adults whose lives are developed in conditions of extreme poverty and are related to the problem of drug use; campaigns against the sexual exploitation of children and trafficking in persons; the promotion of access to water; among others.

II.1.1.8. The policies of integral risk management and internal control, and fraud prevention.		X	See answer III.2

I.1.1.9. The policy of training and continuous training for members of the administrative body and front-line managers.	X

Both the members of the management body and the front-line managers have experience and are qualified to hold their positions. Training policies for directors have not been applied.

Regarding the managers and other employees of the company, Aeropuertos Argentina 2000 S.A. developed the International Aeronautical Training Institute (ICAI), with the aim of training all employees in the necessary competencies to work in the different airport areas, with a systematic vision of reality and the skills for implementation. Members of the board of directors and front-line management of the company are part of the ICAI board of directors.

During 2017, the "Development Program for High Potential and Key Personnel" was carried out at the Torcuato Di Tella University. The main purpose was to train talents that tomorrow can occupy positions of greater responsibility and deal with the new dynamic context of the business. The participants studied for 3 months, 14 modules designed to develop management skills, such as Change Management, Project Management, Leadership and Decision Making, Negotiation and conflict resolution, High Performance Team Building, Innovation and Creativity, Oral Presentations, Corporate Finance and Marketing and Communication, among others.

Managers and directors attended several International Seminars such as Airport Carbon Accreditation (ACI-LAC), Maximizing Airport Revenues 2017.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

II.1.2. If relevant, add other policies applied by the administration body that have not been mentioned and detail the significant points	X

The company participates in the ACI (Airport Council International), which is the reason why the front-line managements participate permanently in courses, seminars and conferences given by this organization.

II.1.3. The company has a policy aimed at guaranteeing the availability of relevant information for the decision-making of its administrative body and a direct consultation channel of the management lines, in a way that is symmetrical for all its members (executives, external and independent) and with sufficient time to allow for an adequate analysis of its content. Explicit.	X

The management body of the company meets monthly in order to carry out budgetary control and receive reports from the different managements on the progress of the company.

In turn, it approves quarterly, the accounting statements of the company, which are presented to the controlling entities (ORSNA, National Securities Commission, Buenos Aires Stock Exchange and Electronic Open Market) and to the Luxembourg Stock Exchange.

All the documentation to be considered in the board meetings is made available to the members of the administrative body with sufficient time for the analysis of its content and allow decision-making

II.1.4. The subjects submitted for the consideration of the administrative body are accompanied by an analysis of the risks associated with the decisions that may be adopted, taking into account the level of business risk defined as acceptable by the issuer. Explicit.	X	The management body evaluates the risks associated with the issues submitted to its members for consideration at the monthly board meetings, taking into account the level of business risk defined as acceptable by the company. The decisions are thus adopted being aware and making a conscious assessment of the associated risks.

Recommendation II.2: Ensure effective control of corporate management.

II.2. The administrative body verifies

II.2.1. The fulfillment of the annual budget and business plan.	X	The management body of the company meets monthly in order to carry out budgetary control and receives reports from the different managements on the progress of the company.

II.2.2. The performance of first-line managers and their compliance with the objectives set for them (the level of expected profits versus that of the profits achieved, financial rating, quality of the accounting report, market share, etc.)	X

At the meetings of the Management body the general manager and the manager of administration and finance of the company participate, who inform the board of directors about the fulfillment of the objectives set and the relevant issues that make up the daily operations and the general strategic objectives.

In turn, the management body analyzes and approves the accounting statements of the company on a quarterly basis.

Recommendation II.3: Publicize the process for evaluating the performance of the Administration Body and its impact.

II.3. Answer if:

II.3.1. Each member of the administrative body complies with the corporate bylaws and, where applicable, with the operating regulations of the administrative body. Detail the main guidelines of the regulation. Indicate the degree of compliance with the bylaws and regulations.	X

The members of the board of directors fully comply with the provisions contained in the company's bylaws.

The administrative body does not have a written operating regulation. In order to guarantee the correct administration of the company, it complies adequately with the legal and statutory provisions regarding the functioning of the company's board of directors, and meets monthly.

II.3.2. The management body presents the results of its management taking into account the objectives set at the beginning of the period, so that shareholders can assess the degree of compliance with these objectives, which contain both financial and non-financial aspects. Additionally, the administration body presents a diagnosis about the degree of compliance with the policies mentioned in recommendation II, items II.1.1. and II.1.2.

X

On an annual basis, the management body prepares its report, which is part of the financial statements that are submitted to the consideration of the shareholders. In this report, the board of directors makes a presentation on the general context, the financial result, the management of the company, the execution of the annual works plan, the fulfillment of its obligations and the perspectives for the coming years.

Through this document, shareholders can assess the degree of compliance with the objectives proposed by the management body.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Recommendation II.4: That the number of external and independent members constitute a significant proportion in the Management Body.

Answer if:

II.4.1. The proportion of executive, external and independent members (the latter defined according to the regulations of this Committee) of the administrative body is related to the capital structure of the issuer. Explicit.	X	The company's management body is made up of eight directors, of which four are "independent" in terms of the regulations of the National Securities Commission. Since the ordinary capital of the company is owned by 85% of the controlling shareholder and 15% of the National State, two of the directors are appointed by the National State shareholder, and consequently, they are independent. Of the other six directors, the majority shareholder appointed two independent directors. The proportion of independent members is related to the structure of the capital of the issuer. Since 2016, the company has an audit committee

I.4.2. During the current year, the shareholders agreed , through a General Assembly, a policy aimed at maintaining a proportion of at least 20% of independent members over the total number of members of the Board of Directors.	X	Although the company is not in the public offering regime of its shares and, consequently, this provision is not applied to it, more than 20% of the members of the company's management body have the status of "independent"

Recommendation II.5: Commit to the existence of norms and procedures inherent in the selection and proposal of members of the Management Body and first line managers.

II.5. Answer if:

II.5.1. The Issuer has an Appointments Committee:		The issuer will integrate the committees required by the regulations of the National Securities Commission at the time of requesting entry into the regime of public offering of shares.

II.5.1.1. integrated by at least three members of the Administrative Body, most of them independent.		See answer II.5.1.

II.5.1.2. chaired by an independent member of the Administrative Body.		See answer II.5.1.

II.5.1.3.which has members that demonstrate sufficient suitability and experience in human capital policy issues.		See answer II.5.1.

II.5.1.4. It meets at least twice a year.		See answer II.5.1.

II.5.1.5. whose decisions are not necessarily binding for the General Assembly of Shareholders but of an advisory nature as regards the selection of the members of the Administrative Body.		See answer II.5.1.

II.5.2. In case of having an Appointments Committee, such Committee

II.5.2.1. verifies the annual review and evaluation of its regulations and suggests modifications to the Management Body for its approval.		See answer II.5.1.

II.5.2.2. proposes the development of criteria (qualification, experience, professional and ethical reputation, others) for the selection of new members of the Management Body and first line managers.		See answer II.5.1.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

II.5.2.3. identifies the candidates for members of the Board of Directors to be proposed by the Committee to the General Assembly of Shareholders.			See answer II.5.1.

II.5.2.4. Suggests members of the Administrative Body that will integrate the different Committees of the Management Body according to their background.			See answer II.5.1.

II.5.2.5. recommends that the Chairman of the Board is not in turn the General Manager of the Issuer.	X		See answer II.5.1. Without prejudice to this, the president of the company is not, in turn, the general manager.
II.5.2.6. ensures the availability of the curriculum vitaes of the members of the Management Body and managers of the first line on the Issuer's website, where the duration of their mandates in the first case is made explicit.		X

See answer II.5.1.

The summarized curriculum vitae of the members of the administrative body and the managers of the first line are in the documents of issuance of the negotiable obligations issued by the company. The documents are on the website of the Financial Information Highway Company, freely consulted by the general public.

The duration of the mandates of the directors is informed on the page of the Financial Information Highway of the CNV and on the company's website

II.5.2.7. verifies the existence of a succession plan for the Management Body and first-line managers.			See answer II.5.1.

II.5.3. If relevant add implemented policies made by the Appointment Committee of the Issuer that have not been mentioned in the previous point.			See answer II.5.1.

Recommendation II.6: Evaluate the advisability thatf members of the Board of Directors and / or trustees and / or surveillance advisers perform functions in various Issuers

Answer if:

The Issuer establishes a limit to the members of the Board of Directors and / or trustees and / or surveillance advisors to perform functions in other entities that are not of the economic group, headed and / or integrated by the Issuer. Specify this limit and specify if any violation of this limit was verified during the course of the year

		X	The issuer does not establish limits to the members of the administrative body, trustees and / or supervisory advisors to perform functions in issuers other than the economic group of the company, except as provided in the code of ethics of the company, which establishes that employees of Aeropuertos Argentina 2000 SA can not act as directors, executives, partners, employees, advisors, agents or representatives of a competitor, supplier or client, without the express authorization of the president.

Recommendation II.7: Ensure the Training and Development of members of the Management Body and first-line managers of the Issuer.

Answer if:

II.7.1. The Issuer has ongoing Training Programs linked to the Issuer's existing needs for the members of the Management Body and first-line managers, which include issues about their role and responsibilities, comprehensive management of business risks, specific knowledge of the business and its regulations, the dynamics of corporate governance and issues of corporate social responsibility. In the case of the members of the Audit Committee, international accounting, auditing and internal control standards and specific regulations of the capital market. Describe the programs that were carried out during the year and their degree of compliance.

	X		Regarding the managers and other employees of the company, the issuer developed the ICAI, with the aim of training all employees in the necessary competencies to work in the different airport areas, with a systematic vision of the reality and faculty of implementation. The ICAI board of directors is composed mostly of members of the company's board of directors and front-line management. The employees of the company continue to participate in national and international seminars.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

II.7.2. The Issuer encourages, through other means not mentioned in II.7.1, the members of the Management Body and first line managers to maintain a permanent training that complements their level of training in a way that adds value to the Issuer. Indicate how you do it.

	X		As reported in point II.1.2. The company participates in the ACI (Airport Council International), which is why the front-line managements participate permanently in courses, seminars and conferences dictated by that agency.

PRINCIPLE III. GUARANTEE AN EFFECTIVE IDENTIFICATION, MEASUREMENT, ADMINISTRATION AND DISCLOSURE OF BUSINESS RISK POLICY

Recommendation III: The Administrative Body must have a comprehensive risk management policy and monitor its proper implementation.

Answer if:

III.1. The Issuer has comprehensive management policies for business risks (compliance with objectives: strategic, operational, financial, accounting reporting, laws and regulations, others). Make a description of the most relevant aspects of them.	X

The company has an economic and financial model that allows simulating business scenarios in order to forecast and / or moderate and / or avoid situations of financial and economic risk. Also, the clients of Aeropuertos Argentina 2000 S.A. issue guarantees and contract insurance in favor of the company related to commercial, operational and labor risk. In the same way, requirements are established for contractors.

The company has a collections committee, which verifies compliance with the aforementioned guarantees, among others. There are, in turn, procedures established in the ISO 9001 standards to control compliance by contractors with labor and social security obligations.

III.2. There is a Risk Management Committee within the Management Body or the General Management. Report on the existence of procedures manuals and detail the main risk factors that are specific to the Issuer or its activity and the mitigation actions implemented. In the absence of such Committee, it will be necessary to describe the oversight role played by the Audit Committee in reference to risk management.

Likewise, specify the degree of interaction between the Board of Directors or its Committees with the General Management of the Issuer in matters of comprehensive management of business risks.

X

There is no risk management committee within the administration body.

Regarding the integral management of risks, the Audit Committee resolved to recommend to the board of directors that a person responsible for the area is to be appointed and, in a first stage that integral management should be carried out by the current operational risk manager. To this end, a risk map was drawn up and all the tasks carried out by the different areas of the company were surveyed. During 2017, an operational risk manager was appointed. He is currently developing a comprehensive risk management project.

At the managerial level, there is a Corporate Security Department, through which the company makes efforts to face the new threats presented by the airline industry in terms of security. This department responds to the operational safety regulations of the ICAO (International Civil Aviation Organization) and the ANAC (National Civil Aviation Administration).

Together with the Airport Security Police, responsible for ensuring public safety, the company implements actions to contribute with the competent authorities to minimize risks, optimize resources, train key players, correct weaknesses and secure security levels, which under a management adjusted to first level quality standards, it constitutes its value added par excellence. Likewise, the company constantly monitors efficiency in airport services, being in permanent contact with the actors involved in this area.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

The main risks associated with the activity carried out by Aeropuertos Argentina 2000 S.A. have a commercial, labor and operational nature. Commercial and labor risks are covered by guarantees provided by customers and contractors and insurance contracted by the company. There is an operational safety management with a technical team dedicated exclusively to these issues. An operational safety manual has been prepared with precise procedures instructions, which respond to the operating safety standards of ICAO and the ANAC.

III.3. There is an independent function within the General Management of the Issuer that implements the policies of integral risk management (function of Risk Management Officer or equivalent). Specify.	X		As stated in point III.2, a Corporate Security Department deals with the security of people and property (surveillance throughout the area of the station). At the same time, there is an operational corporate safety management that deals with operational risks as indicated in the previous point. During the current fiscal year, a risk management manager of the company was appointed,, who is responsible for the management of operational risks.

III.4. The policies of integral risk management are permanently updated according to the recommendations and recognized methodologies in the matter.		X

The company does not have comprehensive risk management policies, however it has risk management procedures for different areas oriented to the conceptual framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

See answer III.2.

III.5. The Board of Directors reports on the results of the supervision of risk management carried out jointly with the General Management in the financial statements and in the Annual Report. Specify the main points of the exposures made.	X		An evaluation of the results of the company's risk management will be included in the board's report

PRINCIPLE IV. SAFEGUARD THE INTEGRITY OF FINANCIAL INFORMATION WITH INDEPENDENT AUDITS

Recommendation IV: Guarantee the independence and transparency of the functions entrusted to the Audit Committee and the External Auditor.

Answer if:

IV.1. The Board of Directors when electing the members of the Audit Committee, take into account that the majority must be independent, evaluates the convenience of being chaired by an independent member.			The management body in electing the members of the Audit Committee took into account that the majority had the status of independent, being the Chairman of the Committee one of the independent members.

IV.2. There is an internal audit function that reports to the Audit Committee or the Chairman of the Management Body and is responsible for the evaluation of the internal control system.

Indicate whether the Audit Committee or the Management Body makes an annual evaluation of the performance of the internal audit area and the degree of independence of its professional work, understood as such that the professionals in charge of such function are independent of the other areas They also comply with requirements of independence with respect to control shareholders or related entities that exercise significant influence on the Issuer.

Specify, also, if the internal audit function performs its work in accordance with international standards for the professional practice of internal audit issued by the Institute of Internal Auditors (IIA).

X

There is an internal audit department.

The internal audit function is performed in accordance with international standards issued by the Institute of Internal Auditors (IIA).

The internal audit periodically reports to the CEO and the Audit Committee.

The Audit Committee carries out an annual evaluation of the independence of the internal auditors, stating their opinion in the minutes of said committee.

The action plan of the Audit Committee for 2018 contemplates for the internal audit to, focus its work on the audit tasks on internal control as appropriate to:

• The reliability of the disclosed financial information.

• The protection of corporate assets.

• Transparency.

• Compliance with standards.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

For this purpose, the following tasks are planned:

1. supervision of compliance with the annual internal audit plan for 2018 approved by the Committee on 20/12/17

2. monitoring of internal audit reports and responses from audited areas

3. monitoring of the implementation of the corrective measures resulting from the audit reports

4. evaluation of the performance of the internal audit area

5. review of the organization and resources of the internal audit area

6. transfer to the board of the annual internal audit plan for 2019

IV.3. The members of the Audit Committee make an annual evaluation of the suitability, independence and performance of the External Auditors, appointed by the Shareholders Assembly. Describe the relevant aspects of the procedures used to carry out the evaluation.	X

The Audit Committee conducts an annual evaluation of the independence of the external auditors, stating their opinion in the minutes of said committee.

Regarding the external audit, the committee's regulations foresee that it will supervise all the tasks assigned to the external audit by the company, with a depth compatible with the usual practices of the committees in the matter.

To this end, it will perform the following tasks:

1. Review of sworn statements and inscriptions of the external auditors appointed by the Assembly

2. Consideration of the audit agreement

3. Analysis of the independence policies and quality standards of the auditing firm

4. Analysis of the tasks entrusted to the auditor in addition to the audit and review of financial statements

5. Review of the planning of the annual audit of the financial statements

6. Supervision of the result of the auditor's work with respect to the financial information at 3-31-18

7. Supervision of the result of the auditor's work regarding the financial information at 30-06-18

8. Supervision of the result of the auditor's work regarding the financial information at 9-30-18

9. Supervision of the work performed by the auditor in the audit at 31.-12-18

10. Analysis of the letter of recommendations of the external auditor in matters of internal control (if any)

IV.4. The Issuer has a policy regarding the turnover of the members of the Supervisory Committee and / or the External Auditor; and with regard to the latter, if the turnover includes the external audit firm or only the physical subjects.	X

The company has adopted the turnover policies of the members of the Supervisory Committee and / or the External Auditor that establish the rules of the National Securities Commission

In accordance with the provisions of article 28, subsection c) of Section VI of Chapter III of Title II of the Rules of the National Securities Commission, the board of directors and the shareholders' meeting approved the continuity of the auditing firm for a period of one year, that is, for the year 2016.

In turn, the external auditor of the company meets the independence criteria established by the regulations of the National Securities Commission and those set by Technical Resolution No. 32 of the Argentine Federation of Professional Councils of Economic Sciences

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

PRINCIPLE V. RESPECT THE RIGHTS OF SHAREHOLDERS

Recommendation V.1: Ensure that shareholders have access to the Issuer's information.

Answer if:

V.1.1. The Board of Directors promotes regular information meetings with shareholders coinciding with the presentation of the interim financial statements. Explain indicating the number and frequency of meetings held during the year.	X

Aeropuertos Argentina 2000 S.A. is a closed company that is in the public offering regime for the negotiable obligations issued by the company.

It has not yet entered the regime of public offering of shares.

The shareholding composition of the company is distributed as follows: (i) the Corporation Group owns 85% of the ordinary capital and votes of the company (10% of said capital and votes have been transferred to the Group by Società per Azioni Esercizi) Aeroportuali SEA and 1% by Riva SA, transfers that are subject to the approval of the ORSNA) and 15% of the ordinary capital and votes of the company is owned by the National State, who is in turn, holder of 100% of preferred shares.

Both the controlling shareholder and the National State have participated in the appointment of the members of the administrative body and the supervisory committee, so that all the shareholders have full knowledge of the company's progress and the economic and financial situation.

The management body of the company meets monthly.

In turn, the company must periodically submit financial information to the ORSNA

V.1.2. The Issuer has information mechanisms for investors and a specialized area for the attention of their queries.

Additionally, it has a website that shareholders and other investors can access, and that allows an access channel so that they can establish contact with each other. Detail.

X

The Issuer presents its quarterly and annual financial statements to the National Securities Commission, the Buenos Aires Stock Exchange and the Electronic Open Market, freely accessible to all investors and to the Regulatory Body of the National Airport System. In turn, it presents a translation of its financial statements in English to the Indenture Trustee of the negotiable obligations issued by the company and the Luxembourg Stock Exchange.

In turn, it presents, at the time of each payment, the notices of payment of the negotiable obligations issued by the company and quarterly reports on the negotiable obligations issued.

The aforementioned bodies are also presented with a copy of the minutes of the meeting held by the company and data on the members of its administration and supervisory bodies.

Finally, the company has a web page with an access channel so that the general public can establish contact with the issuer and carry out the consultations or claims it deems necessary.

Recommendation V.2: Promote the active participation of all shareholders.

Answer if:

V.2.1. The Board of Directors adopts measures to promote the participation of all shareholders in the General Assemblies of Shareholders. Explain, differentiating the measures required by law from those voluntarily offered by the Issuer to its shareholders.	X

The management body promotes the participation of all shareholders in the company's meetings, both ordinary and extraordinary.

In this sense, as it is composed of persons designated by all the shareholders, the calls to the meeting are coordinated among all the interested parties in order to allow and encourage the attendance of all the shareholders to the assemblies.

All shareholders are notified of the assemblies personally (through notifications sent personally or by email), in addition to the presentations made before the National Securities Commission, the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico in compliance with the applicable regulations.

V.2.2. The General Assembly of Shareholders has a Regulation for its operation that ensures that the information is available to shareholders, with sufficient time for decision-making. Describe the main guidelines of such Regulation		X

For the time being, the shareholders' meeting does not have operating regulations; however, it is the norm that all shareholders have at their disposal all the documentation to be analyzed at the meeting with sufficient advance notice.

By having representatives in the board, they actively participate in the approval of the documentation submitted for the consideration of the assembly.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

V.2.3. The mechanisms implemented by the Issuer are applicable for the minority shareholders to propose matters to be discussed at the General Shareholders' Meeting in accordance with the provisions of current regulations. Explain the results.	X

The minority shareholder, the National State, appoints annually two of the eight full members of the administrative body and two alternates. In turn, it designates one of the three full syndics and one alternate.

The matters to be discussed in the assemblies are proposed by the administrative body, with the participation of all its members.

V.2.4. The Issuer has policies to encourage the participation of more relevant shareholders, such as institutional investors. Specify.	X		Aeropuertos Argentina 2000 S.A. is a closed company, and does not have institutional investors among its shareholders.

V.2.5. In Shareholders' Assemblies where appointments of members of the Board of Directors are proposed, the following are announced prior to the vote: (i) the position of each of the candidates regarding the adoption or not of a Corporate Governance Code; and (ii) the foundations of said position.		X	The members of the administrative body have not ruled on the adoption or not of a Corporate Governance Code, without detriment of which Aeropuertos Argentina 2000 S.A. is committed to the highest standards of ethics and transparency in the structure of its government, tending to represent the interests of its shareholders, employees, client suppliers and the local community

Recommendation V.3: Guarantee the principle of equality between action and vote.

Answer if: The Issuer has a policy that promotes the principle of equality between action and vote. Indicate how the composition of outstanding shares has changed by class in the last three years.	X

All the ordinary shares of the company grant the right to a vote to its holders.

The National Government is the owner, in turn, of preferred shares without the right to vote.

Below we detail the evolution of shareholder composition during the last three years:

(a) as of December 31, 2015:

(i) Corporación América S.A .: 57,131,742 Class A common shares with one vote per share and 61,526,492 Class C shares with one vote per share;

(ii) Corporación América Sudamericana S.A .: 76,908,114 Class B ordinary shares entitled to one vote per share;

(iii) Società Per Azioni Esercizi Aeroportuali Spa SEA: 21,973,747 Class A common shares entitled to one vote per share;

(iv) Riva S.A .: 2,197,375 Class B ordinary shares entitled to one vote per share; Y

(v) National State: 38,779,829 Class D ordinary shares entitled to one vote per share and 592,958,817 preferred shares without the right to vote.

(b) as of December 31, 2016:

(i) Corporación América S.A .: 57,131,742 Class A common shares with one vote per share and 61,526,492 Class C shares with one vote per share;

(ii) Corporación América Sudamericana S.A .: 76,908,114 Class B ordinary shares entitled to one vote per share;

(iii) Società Per Azioni Esercizi Aeroportuali Spa SEA: 21,973,747 Class A common shares entitled to one vote per share;

(iv) Riva S.A .: 2,197,375 Class B ordinary shares entitled to one vote per share; Y

(v) National State: 38,779,829 Class D ordinary shares entitled to one vote per share and 604,817,993 preferred shares without the right to vote.

(c) as of December 31, 2017:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

(i) Corporación América S.A .: 57,131,742 Class A common shares with one vote per share and 61,526,492 Class C shares with one vote per share;

(ii) Corporación América Sudamericana S.A .: 76,908,114 Class B ordinary shares entitled to one vote per share;

(iii) Società Per Azioni Esercizi Aeroportuali Spa SEA: 21,973,747 Class A common shares entitled to one vote per share;

(iv) Riva S.A .: 2,197,375 Class B ordinary shares entitled to one vote per share; Y

(v) National State: 38,779,829 Class D ordinary shares entitled to one vote per share and 616,914,353 preferred shares without the right to vote.

On June 30, 2011, Società per Azioni Esercizi Aeroportuali Spa SEA transferred to Cedicor S.A the amount of 21,973,747 ordinary book-entry shares, Class A of its ownership in Aeropuertos Argentina 2000 S.A. of one peso par value each and that grant a right of one vote per share, representing 10% of the ordinary capital and the votes of the company at that date. In turn, on July 13, 2011, RIVA S.A.I.I.C.F transferred to Cedicor S.A the amount of 2,197,375 ordinary book-entry shares, class B of its ownership in Aeropuertos Argentina 2000 S.A. of one peso face value each and that grant a right of one vote per share, representing 1% of the ordinary capital and the votes of the company at that date. Both transfers are subject to the authorization of the Regulatory Body of the National Airport System

Recommendation V.4: Establish protection mechanisms for all shareholders against takeovers.

Answer if: The Issuer adheres to the mandatory tender offer regime. Otherwise, explain if there are other alternative mechanisms, statutorily provided, such as tag along or others.		X

The issuer is not in the regime of public offering of shares.

There are no mechanisms such as tag along or other statutorily provided, however, any transfer of shares currently in circulation must be previously approved by the ORSNA.

In turn, in accordance with the provisions of the Act of Renegotiation of the Concession Agreement, until the end of the concession at least 10% of the capital stock must remain in the possession of at least one private shareholder that proves that it has maintained for no less than 5 years a shareholding in the company not lower than said percentage (technical expert)

Recommendation V.5: Increase the percentage of outstanding shares of capital.

Answer if:

The Issuer has a stock dispersion of at least 20 percent for its ordinary shares. Otherwise, the Issuer has a policy to increase its share dispersion in the market.

Indicate the percentage of the share dispersion as a percentage of the Issuer's share capital and how it has varied over the last three years.

The issuer is not in the regime of public offering of shares. See answer V.3

Recommendation V.6: Ensure that there is a transparent dividend policy.

Answer if:

V.6.1. The Issuer has a dividend distribution policy set forth in the Bylaws and approved by the Shareholders Assembly in which the conditions for distributing dividends in cash or shares are established. If the same exists, indicate criteria, frequency and conditions that must be met for the payment of dividends.	X		The preferred shares issued by extraordinary general meeting of March 6, 2008, grant the holder a fixed annual dividend equivalent to 2% of their nominal value, payable in preferred shares. The preferred dividend is cumulative in the event that the company does not obtain liquid and realized profits.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

The negotiable obligations issued in February 2017 foresee restrictions starting in 2017. Notwithstanding said restrictions, the negotiable obligations allow the payment of dividends to the preferred shares to the extent that the distribution of dividends is legally permitted.

V.6.2. The Issuer has documented processes for the preparation of the proposal for the destination of cumulative results of the Issuer that result in the constitution of legal, statutory, voluntary reserves, pass to a new fiscal year and / or dividend payment.

Explain said processes and detail in which Minutes of the General Shareholders' Meeting the distribution or not (in cash or shares) of dividends was approved, if not foreseen in the Bylaws

X

As stated in point V.6.1 above, if there are realized and liquid profits, the company must distribute annual dividends to the preferred shares equivalent to 2% of the nominal value of the preferred shares, payable in preferred shares.

Consequently, by virtue of the provisions in the terms of issuance of the preferred shares and in the regulations of the National Securities Commission, in the event of realized and liquid profits, once the obligations on the legal reserve have been covered and dividends distributed, the preferred shares, the balance of the result for the year can be used for the distribution of dividends with the limitations mentioned in V.6.1. or the constitution of optional reserves.

The issuer does not have documented processes for the preparation of the proposal of the destination of accumulated results.

At the ordinary general meeting of the company held on April 26, 2017, the distribution of dividends to shareholders was approved for a total amount of $ 1,180,000,000

PRINCIPLE VI. KEEP A DIRECT AND RESPONSIBLE LINK WITH THE COMMUNITY

Recommendation VI: Provide the community with the disclosure of issues related to the Issuer and a channel of direct communication with the company.

Answer if:

VI.1. The Issuer has a website with public access, updated, that not only provides relevant information of the company (Social Statute, economic group, composition of the Management Body, financial statements, Annual Report, among others) but also includes concerns of users in general.	X			The issuer has a public access website in which, in addition to providing relevant information about the company, airports and flights, it has a direct contact channel for users in general, through which they can send their consultations and comments to society, and surveys aimed at users, aimed at verifying the quality of the services provided and being able to provide a better quality service.

VI.2. The Issuer issues a Balance of Social and Environmental Responsibility on an annual basis, with verification by an independent External Auditor. If it exists, indicate the scope or legal or geographical coverage of such and where it is available. Specify what standards or initiatives have been adopted to carry out its corporate social responsibility policy (Global Reporting Initiative and / or the United Nations Global Compact, ISO 26,000, SA8000, Millennium Development Goals, SGE 21-Foretica, AA 1000, Principles of Ecuador, among others).		X

The sustainability report is an informative document through which companies communicate their performance in three fundamental aspects (environmental, social and financial) in a timely and objective manner, covering a specific period.

Each of the elements of this document must be verifiable and comparable to the evolutionary process of the company and its peers, so it becomes a strategic tool that helps the company to measure its performance and facilitates that the improvement process keeps going.

In 2011, it was issued a first Sustainability Report, which presents the economic, social and environmental practices carried out with each of its key audiences during 2010 and the first semester of 2011. The Report was prepared following the principles of indicators proposed by the new G3.1 Guide of the Global Reporting Initiative (GRI - Global Reporting Initiative), launched in March 2011, reaching a level of application "C".

During 2014, the second sustainability report was presented for the period 2012-2013, in order to share with the public information on the company's activities, with special emphasis on economic-financial, social and environmental issues. For its elaboration, the principles and indicators proposed by the GRI - Global Reporting Initiative were also followed, reaching the application level C and the 10 principles of the United Nations Global Compact.

In 2015, the third sustainability goal was launched. This year the transition was made from GRI, G3 to G4. Regarding the technical aspects of the changes observed in G4, the following stand out:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

1) It focuses on material aspects. A sustainability report with G4 is an interactive process, whose central element is the identification of the Material Aspects, based mainly on the Principle of Materiality. The Material Aspects are those that reflect the significant impacts of the organization in the environmental, social and economic spheres; or that substantially influence the evaluations and decisions of the interest groups of the organization. That is, it is not mandatory to report on all indicators but on those of importance or relevance to the organization. This aspect comes from the "scope", being necessary to define "what" is important and "how far".

2) It gives great importance to the inclusion of interest groups and to the transversal view, incorporating new indicators of corporate governance and suppliers (supply chain).

3) Emphasizes risk management and incorporates the concept "remedy" or mechanisms to mitigate, compensate or remedy negative impacts.

Unlike in previous years, the 2015 report is annual.

During 2016, the fourth sustainability report was presented, which includes actions, programs and results of the management of the company in terms of sustainability developed during 2015. It covers all operations carried out by the 34 airports operated. This report was prepared following the guidelines of the G4 guide of the Global Reporting Initiative (GRI for its acronym in English) and the Sector Supplement for the Aeronautical Industry. This year the company incorporated the concept of sustainability based on the UN 2030 world agenda:

In September 2015, the 193 Member State of the United Nations Organization approved the new 2030 Agenda for Sustainable Development.

A new set of commitments that mark the development agenda for the next 15 years is created.

Integration of economic, social and environmental goals for the reduction of poverty and inequality and the promotion of sustainable and inclusive development.

Greater role for the private sector.

Unlike the Millennium Goals, the SDGs explicitly call on companies to use their creativity and innovation to solve the challenges of sustainable development.

In 2017, the company issued a new Sustainability Report that includes actions, programs and results of the management of the company in terms of sustainability developed during 2016, including its commitment to the UN 2030 Agenda and the Sustainable Development Goals (ODS). This contributes to the sustainable development of the country, promoting high-impact actions for all the social actors that transit and work in airports. It is important to note that for its preparation the company performs a Materiality Analysis to identify business issues that generate a greater impact on society and the environment. This exercise is carried out with the active participation of the Management Committee and a consultation with external stakeholders through an online survey. In this framework, in the 2016 Sustainability Report, the company published a Sustainability Statement where it publicly presents its commitment to the subject and to relevant aspects for its business and sustainable development.

In this direction, the company carries out a Sustainability strategy composed of different programs aimed at strengthening, improving and optimizing its commitment to human rights, labor rights, the environment and anti-corruption among others.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

PRINCIPLE VII. FAIR AND RESPONSIBLE REMUNERATION

Recommendation VII: Establish clear remuneration policies for the members of the Management Body and first-line managers, with special attention to the consecration of conventional or statutory limitations based on the existence or non-existence of earnings

Answer if:

VII.1. The Issuer has a Remuneration Committee:	See answer II.5.1.

VII.1.1. integrated by at least three members of the Administrative Body, most of them independent.	See answer II.5.1.

VII.1.2. chaired by an independent member of the Administrative Body.	See answer II.5.1.

VII.1.3 it has members that demonstrate sufficient suitability and experience in human resources policy issues.	See answer II.5.1.

VII.1.5. whose decisions are not necessarily binding for the General Assembly of Shareholders or for the Supervisory Board, but are of an advisory nature as regards the remuneration of the members of the Administrative Body.	See answer II.5.1.

VII.2. In case of having a Remuneration Committee, such Committee:

VII.2.1. ensures that there is a clear relationship between the performance of key personnel and their fixed and variable remuneration, taking into account the risks assumed and their administration.	See answer II.5.1.

VII.2.2. supervises that the variable portion of the remuneration of members of the Management Body and first line managers is linked to the medium and / or long term performance of the Issuer. See answer II.5.1.	See answer II.5.1.

VII.2.3. reviews the competitive position of the Issuer's policies and practices with respect to remunerations and benefits of comparable companies, and recommends or not changes.	See answer II.5.1.

VII.2.4. defines and communicates the policy of retention, promotion, dismissal and suspension of key personnel.	See answer II.5.1.

VII.2.5. informs the guidelines to determine the retirement plans of the members of the Management Body and first-line managers of the Issuer.	See answer II.5.1.

VII.2.6. It regularly reports to the Management Body and the Shareholders' Assembly on the actions undertaken and the topics analyzed in its meetings.	See answer II.5.1.

VII.2.7. guarantees the presence of the Chairman of the Remuneration Committee at the General Assembly of Shareholders that approves the remuneration of the Board of Directors to explain the Issuer's policy, with respect to the remuneration of the members of the Management Body and senior managers.	See answer II.5.1.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

VII.3. If relevant, mention the policies applied by the Remuneration Committee of the Issuer that have not been mentioned in the previous point.		See answer II.5.1.

VII.4. In case of not having a Remuneration Committee, explain how the functions described in VII. 2 are carried out within the Body of the Administration Body itself.	X

The functions described in VII.2 are carried out jointly by the general management of the company and the human resources management.

The management body approves the actions of the general management by approving the management reports submitted for consideration and when dealing with the annual budget and the quarterly financial and accounting documentation.

PRINCIPLE VIII. PROMOTE BUSINESS ETHICS

Recommendation VIII: Guarantee ethical behavior in the Issuer.

Answer if:

VIII.1. The Issuer has a Code of Business Conduct. Indicate main guidelines and if it is of knowledge for all public. This Code is signed by at least the members of the Management Body and first line managers. Indicate if its application to suppliers and clients is encouraged.	X

The Company has a Code of Ethics (the "Code") developed to govern the ethical behavior of all employees of the company. Its objectives are:

(i) establish the guidelines that govern the ethical behavior of employees in their daily performance, with regard to the relationships and interactions they maintain with all their stakeholders (employees, customers, suppliers, external collaborators, shareholders, public institutions and private and society in general); (ii) clarify and resolve doubts and conflicts of a professional ethical nature; (iii) facilitate the resolution of ethical dilemmas in the different activities of the company; (iv) analyze and clarify action options; (v) configure, evaluate and judge the possible infractions of the rules themselves; (vi) protect and / or defend the Shareholders, executives, concessionaires, and employees against accusations or actions of clients that unfairly affect their prestige and that of the company.

Likewise, the Code regulates the personal and commercial relationships of all employees with customers, suppliers, the State and third parties in general; and establishes channels for permanent dissemination of the Code to employees.

The Human Resources Directorate of the company is the area responsible for ensuring that all employees sign an Affidavit annually, affirming their commitment to the Code, and that new employees are informed about the policies at the time they are hired.

VIII.2. The Issuer has mechanisms to receive reports of any illegal or unethical conduct, either personally or electronically, ensuring that the information transmitted meets high standards of confidentiality and integrity, such as the recording and preservation of information. Indicate whether the service for receiving and evaluating complaints is provided by the Issuer's staff or by independent and independent professionals for greater protection towards informers.	X

The company has a space on its website: www.aa2000.com.ar where it receives complaints about illicit or unethical behavior. In turn, the Regulatory Body of the National Airport System has a website and a toll-free telephone line to receive and process complaints.

In turn, the company has an email address "denunciasc.de.etica@aa2000.com.ar", where any act that violates current or potential laws, norms or regulations in force or the provisions of the Code may be denounced., as well as any questioning on accounting issues of internal control, accounting or auditing. This site will guarantee the confidentiality of the information received. Likewise, you may choose to make the complaints in person or in writing before any of the members of the Audit Committee. Complaints that involve the Audit Committee as a whole or any of its members, will be dealt with by the Supervisory Committee, which will evaluate the entity of such complaint,raising the issues for resolution to the board of directors. The company has contracted the services of Resguarda S.R.L. to develop a new complaints channel. At the end of the fiscal year ended on December 31, 2017, they were working on this Project.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

VIII.3. The Issuer has policies, processes and systems for the management and resolution of the complaints mentioned in point VIII.2. Make a description of the most relevant aspects of these and indicate the degree of involvement of the Audit Committee in those resolutions, particularly in those complaints associated with internal control issues for accounting and on the behavior of members of the Management Body and managers of the first line.	X		All complaints are considered and evaluated with the highest level of confidentiality by the human resources department, the general manager, the Audit Committee or the company's board of directors, as the case may be.

PRINCIPLE IX: DEEPENING THE SCOPE OF THE CODE

Recommendation IX: Promote the inclusion of the provisions that make good governance practices in the Social Statute.

Answer if: The Management Body evaluates whether the provisions of the Corporate Governance Code must be reflected, in whole or in part, in the Bylaws, including the general and specific responsibilities of the Management Body. Indicate which provisions are actually included in the Bylaws from the Code's validity until the present.		X

The company will evaluate the need to include the provisions of the Corporate Governance Code in the bylaws at the time of resolving the entry into the regime of public offering of shares.

As it is closed company that is in the regime of public offer of negotiable obligations, at the moment it is not necessary to reform the bylaws.

(1) Mark with a cross if applicable.

(2) In case of total compliance, inform how the Issuer complies with the principles and recommendations of the Corporate Governance Code.

(3) In case of partial compliance or non-compliance, justify the reason why and indicate what actions the Issuer's Management Body foresees to incorporate what it does not adopt in the next or following fiscal year, if any.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual comprehensive income statements

Corresponding to the fiscal years ended on December 31, 2017 and 2016

Legal address:	Suipacha 268 - Piso 12º - Ciudad Autónoma de Buenos Aires
Principal activity:	Prestación del servicio de explotación, administración y funcionamiento de aeropuertos

Individual Financial Statements

Fiscal Year N° 20 commenced January 1, 2017

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998

Of the last modification of the By-laws:	October 11, 2016

Registration number with the Superintendence of Corporations:	1645890

Expiration date of the company:	February 17, 2053

Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 14)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
616,914,353 Preferred shares of AR$ 1 par value with no voting rights	616,914,353	616,914,353
	875,431,652	875,431,652

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Comprehensive Income

For the years ended at December 31, 2017 and 2016

	12.31.17	12.31.16 Restated*
	$
Continuous Operations
Revenue (Note 3)	12,652,219,252	10,079,429,928
CINIIF 12 - paragraph 14 Credit (Note 5)	3,845,217,553	2,275,414,384
Cost of service (Note 10)	(6,718,198,872)	(5,109,536,188)
CINIIF 12 - paragraph 14 Debit	(3,842,152,739)	(2,272,956,998)
Gross Profit	5,937,085,194	4,972,351,126
Distribution and selling expenses (Note 10)	(853,163,487)	(640,371,482)
Administrative expenses (Note 10)	(712,069,442)	(580,315,911)
Other income and expenses, net	292,078,950	230,577,797
Operating profit	4,663,931,215	3,982,241,530

Finance Income (Note 3)	868,336,605	294,524,314
Finance Costs (Note 3)	(1,747,210,384)	(1,077,224,982)
Result of investments accounted for using the equity method (Note 4)	9,781,269	8,735,100
Income before Income Tax	3,794,838,705	3,208,275,962
Income Tax (Note 3)	(1,110,353,710)	(1,199,184,381)
Income for the year for continuous operations	2,684,484,995	2,009,091,581
Net Income for the year	2,684,484,995	2,009,091,581
Other comprehensive income	-	-
Comprehensive Income for the year	2,684,484,995	2,009,091,581

Earnings per share basic and diluted attributable to shareholders of the Company during the year (shown in $ per share ) from continuous operations	10.3364	7.7248

The accompanying notes are an integral part of these Individual Financial Statements.

*See Note 2.1 (comparative information) for more details on reexpresion.

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Financial Position

At December 31, 2017 and 2016

	12.31.17	12.31.16
	$
Assets
Non current Assets
Investments accounted for by the equity method (Note 4)	53,030,143	43,248,874
Intangible Assets (Note 5)	10,624,055,713	7,305,887,248
Other receivables (Note 3)	2,549,103,960	1,319,490,442
Total Non- Current Assets	13,226,189,816	8,668,626,564

Current Assets
Other receivables (Note 3)	324,030,783	152,087,743
Trade receivables, net (Note 3)	1,050,433,139	880,600,661
Cash and cash equivalents (Note 3)	2,280,072,038	1,256,697,502
Total Current Assets	3,654,535,960	2,289,385,906
Total Assets	16,880,725,776	10,958,012,470

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares	258,517,299	258,517,299
Preferred shares	616,914,353	604,817,993
Share Premium	137,280,595	137,280,595
Legal and facultative reserve	2,732,769,964	1,915,774,743
Retained earnings	2,684,484,995	2,009,091,581
Total Sharehoders’ Equity	6,429,967,206	4,925,482,211
Liabilities
Non- Current Liabilities
Accounts payable and others (Note 3)	119,690,026	130,023,269
Borrowings (Note 6)	7,401,161,525	2,270,971,327
Deferred income tax liabilities (Note 12)	86,087,996	77,545,440
Provisions and other charges (Note 9)	58,196,320	52,870,449
Total Non- Current Liabilities	7,665,135,867	2,531,410,485
Current Liabilities
Fee payable to the Argentine National Government (Note 7)	176,591,493	147,629,066
Accounts payable and others (Note 3)	1,750,819,476	1,333,215,248
Income tax, net of prepayments	204,738,892	905,069,286
Borrowings (Note 6)	149,976,119	844,283,144
Provisions and other charges (Note 9)	503,496,723	270,923,030
Total Current Liabilities	2,785,622,703	3,501,119,774
Total Liabilities	10,450,758,570	6,032,530,259
Total Shareholders’ Equity and Liabilities	16,880,725,776	10,958,012,470

The accompanying notes are an integral part of these Individual Financial Statements.

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Changes in Equity

At December 31, 2017 and 2016

	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Legal Reserve	Facultative Reserve	Retained Earnings	Total
	$
Balance at 01.01.17	258,517,299	604,817,993	137,280,595	109,328,624	1,806,446,119	2,009,091,581	4,925,482,211
Resolutions of the Shareholders’ Meeting dated April 26, 2017 (Note 18):
Capitalization of dividends of preferred shares	-	12,096,360	-	-	-	(12,096,360)	-
Distribution of dividends of common shares	-	-	-	-	-	(1,180,000,000)	(1,180,000,000)
Legal reserve	-	-	-	63,338,434	-	(63,338,434)	-
Facultative reserve	-	-	-	-	753,656,787	(753,656,787)	-
Net comprehensive Income for the year	-	-	-	-	-	2,684,484,995	2,684,484,995
Balance at 12.31.17	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	2,684,484,995	6,429,967,206
Balance at 01.01.16	258,517,299	592,958,817	137,280,595	86,517,807	1,384,899,767	456,216,345	2,916,390,630
Resolutions of the Shareholders’ Meeting dated April 25, 2016 (Note 18)	-	11,859,176	-	22,810,817	421,546,352	(456,216,345)	-
Net comprehensive Income for the year	-	-	-	-	-	2,009,091,581	2,009,091,581
Balance at 12.31.16	258,517,299	604,817,993	137,280,595	109,328,624	1,806,446,119	2,009,091,581	4,925,482,211

The accompanying notes are an integral part of these Individual Financial Statements.

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Cash Flows

At December 31, 2017 and 2016

		12.31.17	12.31.16
	Notes	$
Cash Flows from operating activities
Net Income for the year		2,684,484,995	2,009,091,581
Adjustments for:
Amortization of intangible assets	5	526,080,236	331,898,799
Deductions of intangible assets	5	968,852	968,853
Specific allocation of accrued and unpaid income	7	176,591,493	147,629,066
Income Tax	3	1,110,353,710	1,199,184,381
Income of investments accounted for by the equity method	4	(9,781,269)	(8,735,100)
Bad debts provision	8	82,336,804	20,310,994
Unpaid borrowing interests costs		97,397,932	36,642,248
Accrued deferred revenues and additional considerations	9	(181,461,647)	(143,907,831)
Accrued exchange differences		909,165,123	552,095,270
Provision for litigation	9	27,418,997	25,343,000

Changes in operating assets and liabilities:
Changes in trade receivables		(252,169,282)	(313,233,350)
Changes in other receivables		(1,401,556,558)	(465,735,652)
Changes in accounts payable and others		407,270,985	638,241,592
Changes in liabilities for current income tax		(250,339,948)	(199,987,886)
Changes in provisions and other charges		146,942,214	50,161,874
Changes in fee payable to the Argentine National Government		(147,629,066)	(89,674,994)
Changes in borrowings		390,885,608	254,249,491
Changes in intangible assets		(3,654,672,978)	(2,230,627,786)
Income tax paid		(1,551,801,600)	(161,145,994)
Net Cash provided by operating activities		(889,515,399)	1,652,768,556

Cash Flow from financing activities
New Borrowings	6	6,312,000,000	-
Borrowings paid- principal	6	(3,002,864,488)	(801,762,602)
Borrowings paid- interests	6	(743,580,317)	(377,039,880)
Cash flow release		490,566,044	-
Dividends paid	9	(935,000,000)	-
Net Cash Flow generated/ used in financing activities		2,121,121,239	(1,178,802,482)

Net Increase in cash and cash equivalents		1,231,605,840	473,966,074

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year (*)		766,131,458	202,781,063
Net Increase in cash and cash equivalents		1,231,605,840	473,966,074
Foreign Exchange differences		282,334,740	89,384,321
Cash and cash equivalents at the end of the year (*)		2,280,072,038	766,131,458
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases		27,930,268	44,786,598
Dividends on preferred shares		12,338,288	12,096,360

(*)	Does not include restricted cash at January 1, 2017 for $ 490,566,044.

Does not include restricted cash at the beginning and at the end for $ 395,715,247 y $ 490,566,044 respectively at December 31, 2016.

The accompanying notes are an integral part of these Individual Financial Statements.

5

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires on January 28, 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (Organismo Regulador Del Sistema Nacional de Aeropuertos) (the “ORSNA”) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. We can provide no assurance that the Argentine National Government will grant our request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at December 31, 2017 is still pending.

Likewise and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

Main terms and conditions of the Concession Agreement:

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

•	11.25% of total revenues to a trust for funding infrastructure works of the National Airport Systems. 30 % of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds
•	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.
•	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the National Airports System.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

Under the Concession Agreement, the ORSNA must annually review the financial projection of income and expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

As of 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses four times through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016. Pursuant to each of those Resolutions, the ORSNA has approved increases to the aeronautical fees.

Pursuant to Resolution No. 167/15, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the 2013-2014 period, according to the following rules:

(i)        to re-establish the economic equilibrium of the Financial Projection of Income and Expenses through an increase in aeronautical fees; and

(ii)       to maintain the benefit airlines paying on time are entitled to under to Resolution 10/09, dated January 28, 2009, pursuant to which such airlines pay rates equivalent to 30% discount on the values set forth in Annex II of the Memorandum of Agreement, instead of paying the rates established by Resolution 167/15.

Most recently, pursuant to Resolution No. 100/2016, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the period of 2016, according to the following rules:

(i)       To re-establish the economic equilibrium of the Financial Projection of Income and Expenses through an adjustment in aeronautical fees; and

(ii)      To maintain the benefit airlines paying on time are entitled to under to Resolution 10/09, dated January 28, 2009, pursuant to which such airlines pay rates equivalent to 30% discount of the international aeronautical charges set forth in Annex II of the Memorandum of Agreement, instead of paying the rates established by ORSNA Resolution 100/16.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

In addition, by means of Resolution No. 101/2016, the ORSNA approved a 14% decrease to the rate of the international passenger use fees and a 150% increase to the rate of the domestic passenger use fees.

We filed a claim with the ORSNA regarding the adjustments to the rates approved by Resolution No. 101/2016 and against Resolution 100/16.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”.

Following the increase of tariffs granted by the National Government in 2014 (Note 1.2) a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

The Company has requested the write off of the two new trust accounts previously mentioned, still pending resolution.

1.3. Investments

Under the terms of the Concession Agreement, the Company is required to make capital expenditures in accordance with our investment plan submitted with the Memorandum of Agreement, which sets forth our required investment commitments for the period from 2006 through the end of the Concession Agreement in 2028. Under the Concession Agreement, our total required investment commitments from January 2006 until 2028 are $2,158.4 million (calculated in December 2005 values). As of December 31, 2016, we have invested $1,876.9 million (calculated in December 2005 values) under our investment plan.

Compliance with the investment plan was evaluated after the first five-year period following the effective date of the Memorandum of Agreement. The first five-year period ran from December 13, 2007 until December 31, 2012, while the second five-year period overlaps with the first five-year period and ran from January 1, 2011 to December 31, 2015. The Company is allowed to compute the amounts invested in 2012 in each five-year period. For the period from January 1, 2016 through the end of the Concession Agreement, the investment plan will be revised and approved by the ORSNA every five years, notwithstanding other adjustments that the ORSNA may apply within its annual review of the economic equilibrium. The investments contemplated in the five-year plans submitted to the ORSNA will be directed, in all cases, to cover operating needs and capacity and demand increases, as well as the fulfillment of international quality and safety standards within Company airports.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.3. Investments (Contd.)

Under the Concession Agreement, the ORSNA may revise the timing of the works contemplated in the applicable investment plan and may also modify the investment plan to require additional works, provided that such modifications may not require investment commitments in excess of those already contemplated for the relevant annual period.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25.675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned. To date, the Court has appointed as expert the Argentine Centre of Engineers to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97,420,000. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. We are required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

In order to guarantee performance of the works under the investment plan, the Company is required to enter into a guarantee with a value equal to 50% of the works planned for the year before March 31 of each year. We granted a surety bond in the amount of $ 1,465,586,500.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee may be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.5. Guarantee for fulfillment of the Concession Contract (Contd.)

In order to comply with this clause the Company has set up a surety bond for the amount of $ 410,562,963.

1.6. Insurances

Additionally the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300,000,000.

The company has contracted insurance for U$S 500,000,000.

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA. The shareholders of AA2000 could only change their stake ownership or sell their shares with the prior authorization of the ORSNA.

Under the Concession Agreement, we are required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of our capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Dismissal and Compensation of Claims

Through the approval of the Agreement, the Argentine National Government and the Company agreed upon a process for the settlement of such mutual claims.

The Company has withdrawn all claims and appeals previously filed against the Argentine National Government. In turn, the Regulating Agency of the National Airport System (ORSNA) agreed to dismiss the summary proceedings initiated against The Company as a result of the failure to pay the fee.

Regarding mutual claims at the time of the Agreement there was a balance favorable to the Argentine National Government that the Company cancelled in full.

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.8. Dismissal and Compensation of Claims (Contd.)

To cancel part of the debt, AA2000 issued preferred shares in favor of the Argentine National Government. Such preferred shares, originally issued for $ 496,16 million accrue a fixed annual dividend equivalent to 2% payable in preferred shares capitalized up to the year 2019 (Note 17). Additionally, as from 2020, the Argentine National Government can convert the preferred shares into common shares, to the extent Aeropuertos Argentina 2000 S.A. has not redeemed them prior to that date, up to a 12.5% per year of the initial preferred shares amount. The redeemable preferred shares at the option of the issuer, result in its classification within shareholders´ equity, to the extent the option has not been exercised or cannot be duly exercised.

NOTE 2 – ACCOUNTING POLICIES

The Individual Financial Statements are presented in Argentine Pesos, except when specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on March 6, 2018.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 26 and 29 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

Likewise, the Financial Statements of AA2000 have been prepared in accordance with International Standards of Financial Information and Interpretation of the CINIIF (IFRIC in English).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

1) Comparative Information

The information included in these special purpose financial statements was extracted from the Financial Statements of AA2000 as of December 31, 2016, timely approved by the Company’s Board and Shareholders.

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 2 – ACCOUNTING POLICIES (Contd.)

1) Comparative Information (Contd.)

Certain figures in the financial statements for the year ended December 31, 2016 have been reclassified for the purpose of comparative presentation, in relation to the revenues from the Trust for Strengthening ($ 250,470,873), included in the receivables item, these have been reclassified in the Individual Comprehensive Income Statement. At the end of this fiscal year, the Company decided to reclassify these amounts to the Other Net Income and Expenses item

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

At December 31, 2017 AA2000 has participation in the following controlled companies (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 12.31.17	Net Shareholders ‘equity at closing	Income for the year
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	19,377,736	19,514,336	6,229,080
Cargo & Logistics S.A.	5,566,259	98.63%	3,976,968	4,032,209	(3,033,646)
Paoletti America S.A.	6,000	50.00%	15,526	31,051	(1,119)
Texelrío S.A. (3)	84,000	70.00%	29,567,138	40,524,483	9,475,959
Villalonga Furlong S.A. (4)	123,700	1.46%	92,775	6,327,531	(3,079,792)

(1)	Companies based in the Argentine Republic.
(2)	Includes adjustments under IFRS for the elaboration and presentation of these financial statements.
(3)	The Net Shareholders Equity includes 4.000.000 of preferred shares.
(4)	Owner of 98.42% of the capital stock and votes in a direct way.

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 2 – ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprised non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at cost minus the accumulated amortization which is amortized in a straight line during the term of the concession.

The Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period of time, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PPE), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 2 – ACCOUNTING POLICIES (Contd.)

4) Intangible Assets (Contd.)

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

5) Sales receivables and other receivables

Sales receivables and other receivables are recognized at face value, net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

6) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits in financial entities, other short term investments of high liquidity with an original due date of three months or less and the bank overdrafts. In the Financial statement if the overdrafts exist they are classified as Borrowings in the Current Liabilities.

7) Capital Stock

The capital stock is represented by ordinary, non-endorsable shares of $ 1 par value and preferred shares of $ 1 par value.

8) Accounts payable, Commercial and Others

The accounts payable represents the payment obligations for assets and services acquired to suppliers in the ordinary course of business. They are represented in the current liabilities if payment is expected in a term lower or the same as a year. Initially they are recognized at their reasonable value and later measured at their amortized cost using the method of effective interest rate.

Salaries pending payment, holidays and bonus with their respective social charges, as well as payment for termination of employment and compensations for restructuring are recognized at their reasonable value.

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 2 – ACCOUNTING POLICIES (Contd.)

9) Borrowings

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

10) Financial Costs

General and specific borrowing costs, attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale are added to the cost of such assets until such time as the assets are substantially ready to be used or sold.

11) Leases

Leases are classified as financial leases when substantially all risks and rewards of ownership are transferred to the lessee. When those conditions are not met, leases are classified as operating leases.

Assets acquired under financial leases are classified as non-current assets and are valued at the lease commencement at the lower of the present value of the minimum lease payments or at the fair value of the asset acquired. A liability is recognized for the corresponding obligation with the lessor. Financial cost is accrued using the effective interest method and it is included under financial expenses.

Operating leases under fixed rent are expensed on a straight line basis during the term of the lease. Any variable or contingent rent, including the inflation adjustment of fixed rent contracts, is recognized as expense of the period in which payment is probable.

12) Current and deferred income tax

Income tax expense for the year comprises current and deferred income tax and is recognized in the Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts.

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 2 – ACCOUNTING POLICIES (Contd.)

12) Current and deferred income tax (Contd.)

Main temporary differences correspond to differences between the book and tax value of property, plant and equipment and intangible assets, mainly due to different depreciation and amortization criteria, and differences from capitalization of interest during construction. Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

13) Provisions

Provisions are recognized in the consolidated financial statements when:

a)	The Group has a present obligation (legal or constructive) as a result of past events,
b)	It is probable that an outflow of resources is required to settle such obligation and
c)	The amount can be reliably estimated

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

14) Revenues

The Company generates revenues from the following activities:

a)	Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;
b)	Non Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Regarding revenues for usage permits, revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 2 – ACCOUNTING POLICIES (Contd.)

14) Revenues (Contd.)

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Company performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14 the Company recognizes construction revenues and costs during the construction period.

15) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

16) Other income and expenses

It mainly includes the revenues from the Strenghtening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession, being that 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at reasonable value since there is certainty that such benefit will be received

17) Changes in accounting policies and disclosures

New accounting standards and interpretations issued by the IASB that are effective at December 31, 2017 and have been adopted by the Company.

The following rules and modifications have been adopted by the Group for the first time for the year that began on January 1, 2017:

•	Recognition of deferred tax assets for unrealized losses - amendments to IAS 12, and
•	Disclosure initiative - amendments to IAS 7

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 2 – ACCOUNTING POLICIES (Contd.)

17) Changes in accounting policies and disclosures (Contd.)

The adoption of these amendments had no impact on the amounts recognized in previous years. Most modifications will also not affect current or future periods. The amendments to IAS 7 require the disclosure of changes in liabilities arising from financing activities, in spite of not seeing note 24.

New accounting standards and interpretations issued by the IASB not effective at December 31, 2017 and not early adopted by the Company.

NIIF 9 “Financial Instruments”

On July 2014, the IASB amended IFRS 9 “Financial Instruments” and establishes new requirements for the classification and measurement of financial assets and liabilities, which are applicable to financial statements for fiscal years beginning January 1, 2018.

The Company has reviewed its financial assets and liabilities and expects the following impact due to the adoption of the new standard on January 1, 2018:

There will be no impact on the accounting of financial liabilities, since the new requirements only affect the financial liabilities designated at face value with changes through results (VR-Results) and the Group has no liabilities of this type. The rules for unsuscription have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been modified.

The new impairment model requires impairment estimates based on expected credit losses, instead of credit losses incurred under IAS 39. Applied to financial assets at amortized cost, debt instruments measured at fair value through other comprehensive incomes (VRORI), contractual assets in accordance with IFRS 15 Revenue from contracts with customers, accounts receivable for leases, loan commitments and certain financial guarantee contracts. According to the evaluations made to date, a small increase in the estimate of losses for clients is expected in approximately 15%. It also introduces broader disclosure requirements and changes in presentation. Therefore, the nature and extent of the disclosures of financial instruments are expected to change, particularly in the year of adoption of the new standard.

The Group will apply the new rules retrospectively as of January 1, 2018, with the practical resources allowed by the standard.

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 2 – ACCOUNTING POLICIES (Contd.)

17) Changes in accounting policies and disclosures (Contd.)

IFRS 15 “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15 “Revenue from contracts with customers”, that is effective to annual periods as from January 1, 2018, allowing for its early adoption.

The objective of IFRS 15 is to establish the principles that an entity shall apply to report to users of financial information about the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers.

The core principle is that an entity will recognize revenue to depict the transfer of control of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Management evaluated the effects of the application of the new standard and has identified that the application of IFRS 15 may result in the identification of separate performance obligations in relation to permit holder contracts that could affect the timing of recognition of future income.

The Company adopts the modified retrospective approach contemplated in the standard.

The Company is analyzing the impact of the application of IFRS15, however, it is expected that its application will not have a significant impact on the results of the operations or on the financial position of the Company.

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements. These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets. The application of these new requirements will result in an increase in lease assets and financial liabilities recognized in this type of transaction. This standard is applicable to annual periods beginning on or after January 1, 2019, allowing early application if IFRS 15 is applied.

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 2 – ACCOUNTING POLICIES (Contd.)

17) Changes in accounting policies and disclosures (Contd.)

The Company is analyzing the impact of the application of IFRS 16.

At the date of issuance of these financial statements there are no other standards, changes or interpretations issued by the IASB and IFRIC that are not yet effective and are expected to have a significant effect on the Company.

18) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2016 and are mentioned in Note 21.

19) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group´s entities are measured using the corresponding functional currency i.e the currency of the primary economic environment in which the entity operates. The functional currency of all group entities is the Argentine peso, which is also the presentation currency of the consolidated financial statements.

The Company has evaluated and concluded that at the date of the financial statements the conditions established in the IAS 29 “Financial Reporting for Hyperinflationary Economies” are unmet in order to consider Argentina as a hyperinflationary economy. At the end of the reported period , considering the argentine peso does not gather the characteristics to be considered a as a currency from a hyperinflationary economy according to the guidelines established in the Standard and the government expectations towards the reduction of the inflation level, the current condensed financial statements have not been re expressed in constant currency.

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 2 – ACCOUNTING POLICIES (Contd.)

These individual financial statements have been prepared under the historical cost convention.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gain and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 3 –	BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION	12.31.17	12.31.16
	$
Cash and cash equivalents
Cash and funds in custody	7,262,801	15,258,648
Banks	2,009,895,109	670,248,558
Checks not yet deposited	7,835,475	4,755,996
Time deposits	255,078,653	566,434,300
	2,280,072,038	1,256,697,502

Trade receivables, net
Trade receivables	1,164,337,126	929,141,977
Related parties (Note 7)	4,669,128	8,071,983
Checks - postdated checks	32,638,434	12,261,446
Provision for bad debts (Note 8)	(151,211,549)	(68,874,745)
	1,050,433,139	880,600,661

Other current receivables
Expenses to be recovered	1,501,396	2,690,408
Guarantees granted	5,457,870	5,230,718
Related parties (Note 7)	795,282	795,282
Tax credits	298,431,065	129,966,233
Prepaid Insurance	17,193,815	12,945,485
Other	651,355	459,617
	324,030,783	152,087,743

Other non-current receivables
Prepaid costs for issuance of NO	-	3,993,948
Trust for Strengthening (Note 7)	2,549,103,960	1,315,496,494
	2,549,103,960	1,319,490,442

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 3 –	BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION	12.31.17	12.31.16
	$
Accounts payable and other-current
Obligations payable	419,020,984	313,489,480
Suppliers	665,826,580	495,212,228
Foreign suppliers	44,080,464	6,391,654
Related parties (Note 7)	119,323,068	154,297,432
Salaries and social security liabilities	412,182,852	271,761,125
Other fiscal liabilities	90,385,528	92,063,329
	1,750,819,476	1,333,215,248

Accounts payable and other- non current
Tax liabilities	119,690,026	130,023,269
	119,690,026	130,023,269

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME	12.31.17	12.31.16
	$
Revenues
Aeronautical revenues	7,053,184,420	5,377,123,124
Non-aeronautical revenues	5,599,034,832	4,702,306,804
	12,652,219,252	10,079,429,928

Other incomes and expenses nets
Trust for Strengthening (Note 1.1)	314,302,049	250,470,873
Others	(22,223,099)	(19,893,076)
	292,078,950	230,577,797
Finance Income
Interest	553,753,246	161,164,218
Foreign Exchange differences	314,583,362	133,360,096
	868,336,605	294,524,314

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 3 –	BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)	12.31.17	12.31.16
Finance Expenses
Interest	(579,175,552)	(465,450,424)
Foreign Exchange differences	(1,168,034,832)	(611,774,558)
	(1,747,210,384)	(1,077,224,982)
	(878,873,779)	(782,700,668)

Income Tax
Current (note 12)	(1,101,811,154)	(1,228,062,253)
Deferred (note 12)	(8,542,556)	28,877,872
	(1,110,353,710)	(1,199,184,381)

NOTE 4 – INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2017	2016
	$
Balance at January 1	43,248,874	34,513,774
Income from investments accounted for by the equity method	9,781,269	8,735,100
Balance at December 31	53,030,143	43,248,874

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 5 – INTANGIBLE ASSETS

	2017	2016
	$
Original values
Balance at January 1	8,806,384,222	6,531,938,791
Acquisitions	3,845,217,553	2,275,414,384
Impairment (1)	(968,852)	(968,853)
Balance at December 31	12,650,633,023	8,806,384,322

Accumulated Amortization:
Balance at January 1	(1,500,497,074)	(1,168,598,275)
From the year	(526,080,236)	(331,898,799)
Balance at December 31	(2,026,577,310)	(1,500,497,074)
Total net balance	10,624,055,713	7,305,887,248

(1) Corresponds to the impairment of goodwill for the purchase of Texelrío S.A.

During the year ended at December 31, 2017, the Company has capitalized expenses for finance interest for the amount of $162,614,307.

No expenses for finance interest have been capitalized during the year ended at December 31, 2016.

NOTE 6 – BORROWINGS

Breakdown of borrowings:

	12.31.17	12.31.16
	$
Non-current
Bank borrowings	-	16,594,360
Negotiable Obligations	7,459,600,000	2,214,578,455
Finance lease liabilities	39,501,664	48,316,760
Cost of issuance of Negotiable Obligations	(97,940,139)	(8,518,248)
Total Non- Current	7,401,161,525	2,270,971,327
Current
Bank borrowings	17,865,756	31,876,630
Negotiable Obligations	96,126,536	784,075,472
Finance lease liabilities	35,983,827	31,218,021
Cost of issuance of Negotiable Obligations	-	(2,886,979)
Total Current	149,976,119	844,283,144
Total	7,551,137,644	3,115,254,471

26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 6 – BORROWINGS (Contd.)

Breakdown of borrowings:

	2017	2016
	$
Balance at January 1	3,115,254,471	3,222,048,228
New borrowings	6,339,930,268	44,786,598
Borrowings paid	(3,746,444,805)	(1,178,802,482)
Accrued interest	693,511,315	385,742,536
Foreign Exchange differences	1,148,886,395	641,479,591
Net Balance at December 31	7,551,137,644	3,115,254,471

The carrying amounts and fair value of borrowings are as follows:

	Carrying amount	Fair value	Carrying Amount	Fair value
	12.31.17		12.31.16
	$
Bank borrowings	17,865,756	17,865,756	48,470,990	48,470,990
Negotiable Obligations	7,457,786,397	7,505,755,729	2,987,248,700	3,152,073,987
Finance lease liabilities	75,485,491	75,485,491	79,534,781	79,534,781
Total	7,551,137,644	7,599,106,976	3,115,254,471	3,280,079,758

(1)	Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy.

There are no financial instruments measured at fair value.

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

27

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 6 – BORROWINGS (Contd.)

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On March 13, 2017 it made an early and whole redemption of the remaining value of negotiable obligations issued in December 2010 for the amount of principal of U$D 157,500,000.

At December 31, 2016 the item Cash and Cash Equivalents of the statements of Financial Position included $ 490,566,044 to guarantee the payment of negotiable obligations valid at that date and early redeemed before the end of September 30, 2017.

At December 31, 2017 the reasonable value of negotiable obligations issued in February 2017 is of $7,505,755,729. Such method of valuation is classified according to NIIF 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

28

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at December 31, 2017 and 2016 are as follows:

	12.31.17	12.31.16
	$
Trade receivables net- Current
Servicios y Tecnología Aeroportuarios S.A.	104,128	121,272
Other related companies	4,565,000	7,950,711
	4,669,128	8,071,983
Other current receivables
Cargo & Logistics S.A.	795,282	795,282
	795,282	795,282
Accounts payable and other- Current
Servicios y Tecnología Aeroportuarios S.A.	8,199,741	4,998,017
Texelrío S.A.	24,355,667	22,194,469
Other related companies	86,767,660	127,104,946
	119,323,068	154,297,432
Provisions and other charges
Villalonga Furlong S.A.	3,759,171	5,918,533
Other related companies	426,249	426,249
Stakeholders	245,000,000	-
	249,185,420	6,344,782

During years ended at December 31, 2017 and 2016, the Company has charged the cost $277,995,106 and $215,508,816 respectively for maintenance done with Texelrio S.A.

During the years ended December 31, 2017 and 2016, the Company has accrued to the cost $ 82,540,211 and $ 69,854,932 respectively with Proden SA for management control services, financial assistance, internal audit, systems outsourcing and technology and rent and maintenance of offices. During the years ended December 31, 2017 and 2016, the Company has accrued with Helport S.A. to intangible assets $ 715,235,455 (including the works of terminal and control tower of Cordoba, platform and runway of Tucumán and parking and thermo-mechanical installation of Aeroparque, among others) and $ 169,428,601 respectively and at cost for the years ended on 31 of December 217 and 2016 $ 48,725,307 and $ 43,035,126 respectively. Likewise, AA2000 has accrued intangible assets at December 31, 2017 and 2016 for $ 5,415,103 and $ 485,905,875, respectively, corresponding to the work of Mendoza being carried out by Jose Cartellone - Helport - UTE.

29

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the year, $ 935,000,000 of dividends have been paid to the shareholders according to their shareholding.

At December 31, 2017 and 2016 the Company owed the Argentine National Government $176,591,493 and $147,629,066 respectively, corresponding to the specific allocation of revenues of each period (see Note 10) and has recorded a receivable for $2,549,103,960 and $1,315,496,494 respectively corresponding to the Development Trust to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $50,381,618 and $42,072,658 for the years ended at December 31, 2017 and 2016 respectively.

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the República Argentina or BCRA) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP) was objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27.260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

30

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2017	2016
	$
Initial balance at January 1	68,874,745	48,563,751
Increases (Note 10)	82,336,804	20,310,994
Final Balance at December 31	151,211,549	68,874,745

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Litiga- tion (note 23)	Related Parties	Deferred Income	Guarantees Received	Upfront fees from Concessionaires	Trust for works- Portfolio of Projects 2012/2014 (Note 1.2)	Customer prepayments	Dividends to be paid	Other	Total
	$
At January 1, 2017	28,685,234	6,344,782	69,291,843	24,690,157	51,553,692	57,149,494	86,078,277		-	323,793,479
Increases	27,418,997	379,638	167,353,625	19,812,905	45,712,956	854,791,273	-	1,180,000,000	-	295,469,394
Decreases	(2,290,889)	(2,539,000)	-	(13,586,772)	-	(836,613,245)	(86,078,277)	(935,000,000)	-	(1,876,108,183)
Accruals	-	-	(144,527,472)	-	(36,934,175)	-	-		-	(181,461,647)
At December 31, 2017	53,813,342	4,185,420	92,117,996	30,916,290	60,332,473	75,327,522	-	245,000,000		561,693,043
At January 1, 2016	5,094,859	8,613,641	28,133,729	22,730,744	61,641,160	33,926,419	232,051,384	-	4,500	392,196,436
Increases	25,343,000	538,770	169,964,839	21,897,386	5,013,638	560,901,351	7,344,370	-	-	791,003,354
Decreases	(1,752,625)	(2,807,629)	-	(19,937,973)	-	(537,678,276)	153,317,477)	-	(4,500)	(715,498,480)
Accrual	-	-	(128,806,725)	-	(15,101,106)	-	-	-	-	(143,907,831)
At December 31, 2016	28,685,234	6,344,782	69,291,843	24,690,157	51,553,692	57,149,494	86,078,277	-	-	323,793,479

31

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 10 – COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Administrative expenses	Distribution and selling expenses	Total
	$
Year ended at 12.31.17
Specific allocation of revenues	1,885,812,291	-	-	1,885,812,291
Airport services and maintenance	2,022,850,294	24,223,220	11,659,108	2,058,732,622
Amortization of intangible assets	519,516,430	5,549,117	1,014,629	526,080,236
Salaries and social security contributions	1,737,325,556	243,975,726	42,567,777	2,023,869,059
Fees for services	25,457,446	88,827,672	10,146,711	124,431,829
Public utilities and contributions	268,759,490	2,133,770	810,919	271,704,179
Taxes	55,924,337	153,368,910	659,110,174	868,403,421
Office expenses	167,594,166	177,103,875	6,134,514	350,832,555
Insurance	34,958,862	3,123,092	-	38,081,954
Advertising expenses	-	-	39,382,851	39,382,851
Bad debt charges	-	-	82,336,804	82,336,804
Board of Directors and Supervisory Committee fees	-	13,764,000	-	13,764,000
Total at 12.31.17	6,718,198,872	712,069,442	853,163,487	8,283,431,801
Year ended at 12.31.16
Specific allocation of revenues	1,502,825,238	-	-	1,502,825,238
Airport Services and maintenance	1,537,108,382	47,022,756	10,117,141	1,594,248,279
Amortization of intangible assets	326,754,515	4,852,788	291,496	331,898,799
Salaries and social security contributions	1,268,648,872	207,544,373	50,006,736	1,526,199,981
Fees for services	27,471,635	63,652,568	5,927,121	97,051,324
Public utilities and contributions	208,654,531	1,094,885	567,674	210,317,090
Taxes	67,335,694	111,283,736	521,762,680	700,382,110
Office expenses	145,051,994	133,405,625	5,989,103	284,446,722
Insurance	25,685,327	257,180	-	25,942,507
Advertising expenses	-	-	25,398,537	25,398,537
Bad debt charges	-	-	20,310,994	20,310,994
Board of Directors and Supervisory Committee fees	-	11,202,000	-	11,202,000
Total at 12.31.16	5,109,536,188	580,315,911	640,371,482	6,330,223,581

32

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 11 – FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.17		Foreign exchange rates	Amount in local currency at 12.31.17	Amount in local currency at 12.31.16
				$
ASSSETS

CURRENT ASSETS

Cash and cash equivalents	US$	86,155,561	18.5490	1,598,099,496	405,461,320
	Euros	-	22.2829	-	22,045
Trade receivables	US$	40,916,204	18.5490	758,954,661	532,266,089

Total current assets				2,357,054,157	937,749,454
Total assets				2,357,054,157	937,749,454

LIABILITIES
CURRENT LIABILITIES	US$	3,357,033	18.6490	62,605,316	59,977,266
Commercial accounts payable and others	Euros	574,930	22.4497	12,907,008	-
Borrowings	US$	5,449,856	18.6490	101,634,360	800,374,692
Provisions and other charges	US$	-	18.6490	-	83,422,500
Total current liabilities				177,146,684	943,774,458
NON-CURRENT LIABILITIES
Borrowings	US$	400,825,621	18.6490	7,474,997,009	2,242,620,928

Total non- current liabilities				7,474,997,009	2,242,620,928
Total liabilities				7,652,143,693	3,186,395,386
Net liability position				5,295,089,536	2,248,645,932

NOTE 12 – INCOME TAX

On December 29, 2017, the National executive Office issued Law 27430 - Income Tax. This law has introduced several changes in the treatment of income tax whose key components are the following:

Income Tax Rate: The Income Tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years starting from January 1, 2018 until December 31, 2019 and to 25% for fiscal years beginning on or after January 1, 2020, inclusive.

33

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 12 – INCOME TAX (Contd.)

Tax on dividends: A tax is introduced on dividends or profits distributed, among others, by Argentine companies or permanent establishments to: human persons, undivided estates or beneficiaries abroad, with the following considerations: (i) the dividends derived from the profits generated during fiscal years beginning on January 1, 2018 and until December 31, 2019 will be subject to a 7% withholding; and (ii) Dividends originated from gains obtained for years beginning on or after January 1, 2020 will be subject to a 13% withholding tax.

Dividends arising from benefits obtained up to the year prior to that commenced on or after January 1, 2018 will continue to be subject, for all beneficiaries of the same, to the 35% withholding on the amount that exceeds the distributable tax-free profits (transition period of the equalization tax).

Optional tax revaluation: The regulation establishes that, at the option of the Companies, the tax revaluation of the assets located in the country and that are affected to the generation of taxable profits may be carried out. The special tax on the amount of the revaluation depends on the asset, being of 8% for the real estate that does not have the character of inventories, of 15% for the real estate that have the character inventories, and of the 10 % for movable property and the rest of the assets. Once the option for a certain asset is exercised, all other assets in the same category must be revalued. The tax result that originates the revaluation is not subject to income tax and the special tax on the revaluation amount will not be deductible from said tax.

As of the date of these financial statements, the Company is evaluating the exercise of such option. The exercise of the revaluation option must be effected once only within the time period established in the regulations.

Updates of deductions: Acquisitions or investments made in fiscal years beginning on or after January 1, 2018, will be updated based on the percentage variations of the Internal Wholesale Price Index (IPIM) provided by the National Institute. of Statistics and Census, situation that will increase the deductible amortization and its cost accrued in case of sale.

The following is a reconciliation between the income tax charged to income and that which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2017 and 2016:

	12.31.17	12.31.16
	$
Income before income tax	3,794,838,705	3,208,275,962
Tax calculated at applicable tax rate	1,328,193,547	1,122,896,587
Tax effects of:
Differences at applicable tax rate (a)	(217,839,837)	76,287,794
Income Tax Expense	1,110,353,710	1,199,184,381

34

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 12 – INCOME TAX (Contd.)

The applicable effective tax rate was 29.26% and 37.38% as of December 31, 2017 and 2016 respectively.

(a)	Corresponds to the effect of applying to the deferred tax assets and liabilities the changes in the income tax rates in accordance with the tax reform based on the expected year of realization thereof.

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Deferred tax assets:	Trade	Related	Provisions and
Item	receivables	parties	other charges	Borrowings	Total
Balance at 12.31.15	16,997,312	125,839	27,956,011	(1,566,420)	43,512,742
Movement for the year
Charge to income	7,108,847	-	12,374,192	3,341,048	22,824,087
Variation of the Prevision	-	-	-	-	-
Balance at 12.31.16	24,106,159	125,839	40,330,203	1,774,628	66,336,829
Movement for the year
Charge to income	13,696,726	(35,953)	(2,157,465)	1,843,930	13,347,238
Variation of the Prevision
Balance at 12.31.17	37,802,885	89,886	38,172,738	3,618,558	79,684,067

Deferred tax liabilities:	Activos
Item	intangibles	Préstamos	Total
Balance at 12.31.15	146,121,691	3,814,363	149,936,054
Movement for the year
Charge to income	(5,108,482)	(945,303)	(6,053,785)
Balance at 12.31.16	141,013,209	2,869,060	143,882,269
Movement for the year
Charge to income	(922,843)	22,812,637	21,889,794
Balance at 12.31.17	140,090,366	25,681,697	165,772,063
Net balance at 12.31.15			(106,423,312)
Net balance at 12.31.16			(77,545,440)
Charge to income 2016			28,877,872
Net balance at 12.31.17			(86,087,996)
Charge to income 2017			(8,542,556)

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

35

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 13 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Notes 1 and 6, Other Receivables in Current assets at December 31, 2017 include $5,457,870 and $ 5,230,718 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 14 - CAPITAL STOCK

At December 31, 2017 capital stock is as follows:

Par Value
$
Paid-in and subscribed	875,431,652
Registered with the Public Registry of Commerce	875,431,652

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 616,914,353 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM

As stated in note 14, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each and 616,914,353 preferred non-voting shares of $1par value each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions, the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

36

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: Increase in the company’s capital stock for up to $65,000,000. Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8). in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2017 the capital stock is represented by: (i) 79,105,489 class A subclass R common book entry shares; (ii) 79,105,489 class B subclass R common book entry shares; (iii) 61,526,492 class C subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 616,914,353 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

37

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

The administration of the company is managed by a board of eight members acting for a year end the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate. The National Government as holder of preferred shares has the right to appoint an additional full director and an alternate.

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

NOTE 16 - DIVIDENDS ON PREFERRED SHARES

Preferred shares in favor of the Argentine National Government (see Note 1), whose issuance were approved by the Shareholders Meeting of the Company on March 6, 2008 shall accrue a preferential dividend receivable of 2% of their nominal value, payable in preferred shares, which shall be cumulative in case that the Company does not generate liquid and realized profits.

The Shareholders’ General Ordinary Meetings held annually resolved to pay Shareholders of preferred shares dividends through the issuance of preferred shares of AR$1 par value each under the same terms of the preferred shares issued in favor of the Argentine National Government approved by the Shareholders’ General Ordinary and Special Meeting of class “A” “B” and “C” held on March 6, 2008. Preferred shares were fully subscribed by the Argentine National Government according to the following detail:

38

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 16 - DIVIDENDS ON PREFERRED SHARES (Contd.)

- Shareholders’ General Ordinary, Extraordinary and Special Meeting held on April 24, 2009: 30,369,048 preferred shares

- Shareholders’ General Ordinary and Special Meeting held on March 19, 2010: 10,530,609 preferred shares

- Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B and C held on December 29, 2011: 10,741,221 preferred shares

- Shareholders’ General Ordinary , Extraordinary and Special Meeting of Class A, B, C and D and special of preferred shares held on May 2, 2012: 10,956,046 preferred shares

- Shareholders’ General Ordinary, and Special of Class A, B, C and D and special of preferred shares held on April 11, 2013: 11,175,167 preferred shares

- Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 21, 2014: 11,398,670  preferred shares

- Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 28, 2015: 11,626,643 preferred shares

- Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 25, 2016: 11,859,176 preferred shares

- Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 26, 2017: 12,096,359 preferred shares

The preferential dividend accrued for the year ended December 31, 2017 is $ 12,338,287 and will be recorded at the time of its approval by the Shareholders' Meeting.

NOTE 17 - DIVIDENDS ON ORDINARY SHARES (Contd.)

The ordinary general meeting, special classes A, B, C and D and special preferred shares held on April 26, 2017 resolved to distribute $ 1,180,000,000 of cash dividends among the shareholders of classes A, B, C and D of shares in accordance with their respective holdings and delegated to the board of directors the determination of the timing and opportunity of distribution of dividends to shareholders holding ordinary shares classes A, B, C and D, according to cash availability, in proportion to their respective holdings. For these purposes, the request of the national State will be considered regarding the application of an amount equivalent to the dividends distributed to the execution of infrastructure works in addition to the contractual commitment and any other commitment assumed by the company in the airports of the National Airports System.

39

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 18 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 25, 2016 AND APRIL 26, 2017 AND RESOLUTION OF SHAREHOLDERS’ ORDINARY AND EXTRAORDINARY GENERAL MEETING OF AEROPUERTOS ARGENTINA 2000 HELD ON JULY 18, 2016

The Shareholder’s general ordinary and special meeting of Class “A”, “B”, “C” and “D” and special of preferred shares held on April 25, 2016 decides among other issues:

- That the income of the year ended at December 31, 2015 has the following destination:

(i)	$22,810,817 for the constitution of the legal reserve;
(ii)	$11,859,176 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolution of the general extraordinary meeting of the Company’s shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;
(iii)	The remaining $421,546,352 is allocated together with the facultative reserve to the compliance of the works of the year 2015, that totalize $511,546,352, to the constitution of two facultative reserves a) to secure compliance of works committed to the year 2016, for $210,000,000; and b) to guarantee the payment of dividends when the Company is in condition to distribute for $301,546,352.

-	Issue 11,859,176 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the argentine National Government as per Class A, B and C Shareholder’s General, Extraordinary and Special Meeting held on March 6, 2008;

-	Increase the capital stock from $851,476,116 to $863,335,292 i.e., in the amount of $11,859,176 (eleven million, eight hundred fifty-nine thousand, one hundred and seventy-six pesos) through the issuance of 11,859,176 preferred shares of $1 (one peso) par value, with no vote; and

-	That the preferred shares are subscribed fully by the Argentine National Government.

On the other hand, the ordinary and extraordinary general meeting held on July 18, 2016 resolved, among other issues in society implementing the audit committee.

40

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 18 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 25, 2016 AND APRIL 26, 2017 AND RESOLUTION OF SHAREHOLDERS’ ORDINARY AND EXTRAORDINARY GENERAL MEETING OF AEROPUERTOS ARGENTINA 2000 HELD ON JULY 18, 2016 (Contd.)

The Article X of the By-laws was amended by removing paragraph stating that the audit committee would begin to take effect at the time that the company be admitted to the system of public offering of its shares. In turn, the rules of procedure of the audit committee was approved.

This reform was registered with the Public Registry on October 11, 2016, under number 19,601 of Book 81 of Corporations.

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 26, 2017 decides among other issues:

-	That the income of the year ended at December 31, 2016 has the following destination:

(i)	$63,338,434 for the constitution of the legal reserve;

(ii)	$12,096,360 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $1,933,656,787: (a) $1,180,000,000 to the distribution of dividends in cash among shareholders of class A, B, C and D of shares, according to their subscription; and (b) $753,656,787, together with the facultative reserve for compliance of works for the year 2016, to the total amount of $963,656,787, to guarantee payment of future dividends.

-	issue 12,096,360 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $863,335,292 to $875,431,652, i.e., in the amount of $12,096,360, through the issuance of 12,096,360 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

41

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 18 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 25, 2016 AND APRIL 26, 2017 AND RESOLUTION OF SHAREHOLDERS’ ORDINARY AND EXTRAORDINARY GENERAL MEETING OF AEROPUERTOS ARGENTINA 2000 HELD ON JULY 18, 2016 (Contd.)

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided; and

-	delegate in the Board of Directors the time and opportunity of distribution of dividends to the shareholders of ordinary shares class A, B, C and D, according to cash flow, based on their subscription. To that purpose, it will be considered the request of the National Government to apply an equivalent amount to the dividends distributed to the Works of infrastructure additional to the contract commitments and any other commitment undertaken by the Company in the National System of Airports

NOTE 19 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	12.31.2017	12.31.2016
Income for the year, net accrued dividends	2,672,146,708	1,996,995,221
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	10,3364	7,7248

NOTE 20 – FINANCIAL RISK MANAGEMENT

Risk of exchange rate

A substantial portion of the revenues of the Company are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on a the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

42

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Our operational incomes are affected by the fluctuation of the exchange rate of the argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long term liabilities.

Our debt for borrowings in foreign currency at December 31, 2017 and 2016 was an equivalent of $7,576,631,369 and $3,042,995,620 of a total debt of $10,450,758,570 and $6,032,530,259 respectively. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

On the basis of the composition of our situational balance at December 31, 2017 and 2016 a variation in the exchange rate of $ 0.10 against the American dollar would translate in an increase or reduction of $12,707,176 and $5,938,742 in the assets and $40,963,251 and $20,052,834 in the respective liabilities.

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company for the period between January 1, 2006 and February 13, 2028 (expressed in amounts at December 31.2005) in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the Financial Projections of income and expenses. See Note 1.2 of the present financial statements.

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Company places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Company has not had significate losses in such accounts.

43

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

The commercial credits of the Company originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Company has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Company depends on key clients, as Aerolineas Argentinas SA, VRG Linhas Aereas SA and LAN Airlines SA. The Company has not had significate losses as a result of the non-execution of any counterpart of the permits granted by the concessionaries.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

Liquidity risk

The financial condition, the liquidity of the Company and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness and the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Group settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In thousands of $	Total	1st Quarter 2018	2nd Quarter 2018	3rd Quarter 2018	4th Quarter 2018	2018	2019	2020- 2028
Long- term liabilities (1)	11,865,157	1,288,445	15,996	457,066	279,896	2,041,403	1,319,855	8,503,899
Leases	75,486	8,996	8,996	8,996	8,996	35,984	22,911	16,591
Purchase obligations (2)	4,013,026	1,123,647	1,043,387	963,126	882,866	4,013,026	-	-
Other obligations	324,513	-	-	-	324,513	324,513	-	-
Total Contractual Obligations	16,278,182	2,421,088	1,068,379	1,429,188	1,496,271	6,414,926	1,342,766	8,520,490

(1) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and local borrowings.

(2) Includes pending payable purchase obligations at 12/31/2017.

44

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Risk of interest rate

The interest rate risk of the Company arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Company to a change in its fair value. The Company analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Company to maintain most of its financing at a fixed rate.

The weighted average of the nominal variable interest rate in argentine pesos for the debt instruments at this type of rate is 24.83% for the year ended at December 31, 2017.

The total debt of the Company at a variable rate is of $61,172,070 (0.81% of total borrowings) at December 31, 2017.

Capital Management

The objectives of the Company for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017 establish certain commitments for the Company. At the date of the current Financial Statements AA2000 has complied with all obligations assumed.

Aligned with the sector, the Group makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.17	12.31.16
	$
Total borrowings	7,551,137,644	3,115,254,471
Less: Cash and cash equivalents	(2,280,072,038)	(1,256,697,502)
Net liability	5,271,065,606	1,858,556,969
Total shareholder’s equity	6,429,967,206	4,925,482,211
Index of indebtedness	81.98%	37.73%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

45

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

The following table presents the financial instruments of the Company measured at fair value:

ASSETS	12.31.2017	12.31.2016
Financial assets at amortized cost
Trade receivables	1,201,644,688	68,874,745
Other receivables	2,557,509,863	1,324,672,519
Cash and cash equivalent	2,280,072,038	1,256,697,502
Total	5,888,015,040	3,461,970,682

Financial assets at fair value	-	-
Total	-	-

LIABILITIES	12.31.2017	12.31.2016
Financial liabilities at amortized cost
Borrowings	7,551,137,644	3,115,254,471
Commercial accounts payable	1,660,433,948	1,241,151,919
Provisions and other charges	507,879,701	295,108,245
Total	9,719,451,293	4,651,514,635

Financial liabilities at fair value	-	-
Total	-	-

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Company is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax in the year in which such determination is made.

46

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS (contd.)

Bad debts:

The Company makes estimates to calculate at a certain time the provision for bad debts. Judgments regarding provision for bad debts are conducted based on an individual analysis of the portfolio of customers.

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed on the basis of likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Company.

Application of IFRIC 12:

The Group has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Group. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Group may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Group may generate. As a result, the Group defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Group could be subject to sanctions and the concession could be revoked.

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).

• Level 3: data on assets or liabilities that are not based on observable data in the market (ie, unobservable information).

47

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 22 – CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2017	2016
	$
Clients
Group 1	-	-
Group 2	878,090,490	751,965,684
Group 3	172,342,649	128,634,977
Total unimpaired trade receivables	1,050,433,139	880,600,661

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past. All defaults were fully recovered.

Note: None of the borrowings to related parties is past due nor impaired.

Breakdown of financial assets date is as follows:

	Due dates
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	Without established term	Total
	$
Trade receivables net	89,196,592	945,607,252	10,532,764	4,680,927	415,604	-	-	1,050,433,139

48

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 23 – CONTINGENCIES

The Group has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

a) Legal actions for airport fees

Section 2 of Decree 577/2002 states that “all airport fees for international flights, including neighboring countries, included in the Tariff Schedules are expressed in US dollars…”. Emergency Decree 1910/2002, published in the Official Gazette on October 1, 2002, ratified Decree 577/2002. Decree 1799/07 guaranteed that the tariff schedule would remain effective.

Different aircraft operators and some consumer associations filed motions in court challenging the application of the abovementioned regime.

On August 26, 2008, the Argentine Supreme Court ruled on the case “Mexicana de Aviación v. Government et al” [Mexicana de Aviación c/ EN y otros] and confirmed the validity of the provisions that prescribed that domestic airport fees are denominated in local currency and international airport fees are denominated in US dollars (Decrees 577/02, 1910/02 and 1799/07), the criteria that was followed in the lower instances. The matter is completely settled as of the date of these financial statements.

b) Tax claims

Claims on Stamp taxes

The province of Río Negro has made claims for unpaid stamp tax and notified the Company of the assessed amounts of unpaid stamp taxes applicable to the Concession Agreement. Below is a summary of the status of each claim:

•	Province of Río Negro

On April 25, 2000, AA2000 received a claim for $508,586.44 corresponding to unpaid stamp tax due to (i) alleged incorrect calculation of stamp tax, as it was calculated based on the present value of the fee instead of its nominal value, (ii) the assumption that the guarantees agreed with the Argentine National Government should have been included and (iii) considering late payment of the tax. The Company answered the demand, claimed its nullity and challenged the calculation made.

49

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 23 – CONTINGENCIES (Contd.)

On December 14, 2000, AA2000 was notified by the provincial Tax Authorities of a claim for AR$ 956,344 including interest as of December 29, 2000. On January 8, 2001, AA2000 rejected the assessment made. On June 10, 2003 the amount claimed was $1,346,810. The Company appealed the assessment

On August 9, 2004 Resolution No. 812 issued by the General Tax Authorities rejected the appeal. On August 24, 2004 the Company filed an administrative appeal which was rejected by Resolution No. 758 of the Treasury Department on May 17, 2005. A new appeal was presented with no resolution to date.

Claim for real estate tax

Province of Cordoba

• Main File Nº 2629962/36: The DGR of Córdoba initiated a tax execution in real estate tax concept (Periods 2009/50, 2010/10/20/30/40/50, 2011/10/20/30/40/50, 2012 / 10/20/30/40/50, 2013/10/20/30/40/50), for $ 6,090,377.45 (capital: $ 3,455,810.66 and surcharges: $ 6,090,377, 45). The Dirección General de Rentas requested the embargoes to cover the sum claimed. The fiscal execution was answered, citing the ORSNA and the National State as third parties and the surety bond was offered to replace the blocked measure and this was accepted. The citation of third parties and the request for suspension of the main proceedings, which were processed under separate files to the principal, were rejected as well as their successive appeals and appeals lodged. Regarding the main file, the Court of First Instance ordered the fiscal execution. The DGR requested the execution of the sentence and made liquidation for a total amount of $ 12,111,450.27 (including capital, interest, regulated fees and contributions), which was processed under a Separate Body with File No. 2918169/36. The liquidation was challenged and an extension of the bond insurance previously provided was offered

The liquidation was approved and then appealed by AA2000, and processed under File No. 6196915. The Appeals Chamber has not yet resolved the appeal to the liquidation. On 10/11/2017 we were notified of the decision of the Appeals Chamber corresponding to the rejection of the AA2000 appeal on the merits of the matter. Against it, a cassation appeal was lodged with the Supreme Court of Justice, which is processed under File No. 5916677, and has not yet been resolved. It is necessary to indicate that the DGR, according to local procedural legislation, is in a position to execute the debt

50

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

NOTE 23 – CONTINGENCIES (Contd.)

• Main File No. 6174715: the DGR of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7,405,302.36. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, the DGR requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed, and have not yet been resolved

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes which, according to its legal advisors are unlikely to be successful.

NOTE 24 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Liabilities for financial leases at 1 year	Financial lease liabilities after 1 year	1-year bank borrowings	Bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total
Balances at the beginning	31,218,021	48,316,760	31,876,630	16,594,360	781,188,493	2,206,060,207	3,115,254,471
Cash flows	(36,442,720)	-	(37,812,883)	-	(3,672,189,202)	6,312,000,000	2,565,555,195
Exchange rate	1,849,227	2,626,619	-	-	(185,981,472)	1,330,392,021	1,148,886,395
Other movements without cash	39,359,299	(11,441,715)	23,802,009	(16,594,360)	3,173,108,717	(2,486,792,367)	721,441,583
Net debt as of December 31, 2017	35,983,827	39,501,664	17,865,756	-	96,126,536	7,361,659,861	7,551,137,644

51

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

General issues about the activity of the Society

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods.

See Notes 1 and 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

		Due dates					Without
Item	Past due	1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	established term	Total
	$
RECEIVABLES
Trade receivables	89,196,569	945,607,252	10,532,764	4,680,927	415,604			1,050,433,139
Other receivables	-	302,910,601	4,298,454	4,298,454	4,298,454	2,549,103,960	8,224,822	2,873,134,743
	89,196,592	1,248,517,853	14,831,218	8,979,381	4,714,058	2,549,103,960	8,224,822	3,923,567,882

DEBTS
Specific allocation of income to be paid E.N.A.	-	176,591,493	-	-	-	-	-	176,591,493
Accounts payable and other	52,610,014	957,696,780	11,847,850	452,917,174	7,713,904	119,690,026	268,033,754	1,870,509,502
Borrowings	-	112,336,091	14,485,123	14,501,727	8,653,178	7,401,161,525	-	7,551,137,644
Liability for income tax	-	204,738,892	-	-	-	-	-	204,738,892
Deferred tax	-	-	-	-	-	-	86,087,996	86,087,996
Provisions and other charges	-	343,891,059	24,741,714	23,327,902	22,620,996	58,196,320	88,915,052	561,693,043
	52,610,014	1,795,254,316	51,074,687	490,746,803	38,988,078	7,579,047,871	443,036,802	10,450,758,570

52

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

General issues about the activity of the Society (Contd.)

4. Classification of receivables and debts, in a way that allows to know the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (1)
	Thousands of $
In national currency	3,164,613	2,646,164
In foreign currency
American dollars	758,955	7,639,237
Euros	-	12,907
Total	3,923,568	10,298,308

(1) Does not include deferred profits or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not.

See note 6 to the present Financial Statements.

53

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

General issues about the activity of the Society (Contd.)

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% participation in total votes	% share in preferred capital
Societá per Azioni Esercizi Aeroportuali S.E.A.	21,973,747 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class A	8.50%	8.50%
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	29.75%	29.75%
RIVA SAICFyA	2,197,375 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	0.85%	0.85%
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Class C and Class A	45.90%	45.90%
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class D	15%	15%
Estado Nacional Argentino	616,914,353 preferred shares with a par value of $ 1 each without the right to vote. Preferred shares will have the right to vote in the cases listed in Note 16.				100%

54

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories:

Receivables:

Year	In thousands of pesos
1st Semester	4,669
Without established deadline	795
Total	5,464

Debts:

Year	In thousands of pesos
1st Semester	364,323
Without established deadline	4,185
Total	368,508

Classification of credits and debts, in a way that allows to know the financial effects that its maintenance produces. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Receivables with Societies of Art. 33 of Law N ° 19,550

In thousands of
$
In national currency
Without adjustment clauses	5,464
5,464

Debts with Companies of Art. 33 of Law No. 19,550

In thousands of
$
In national currency
Without adjustment clauses	368,508
368,508

55

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

Debts with Companies of Art. 33 of Law No. 19,550 (Cont.)

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person, the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates will be indicated. applied.

They do not exist.

Physical inventory of inventories

Periodicity and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the fiscal year is admissible for inventories.

See Note 2 to the present Financial Statements.

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation.

They do not exist.

56

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See note 2 to the present Financial Statements.

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured		Residual book value
	Thousands of $
Fire	60,047,661	(1)	10,227,109
Vehicles	88,013	(2)	65,815
Machines and Equipment	241,423	(2)	217,499

(1) The amount insured includes real estate of third parties.

(2) The amount insured includes equipment owned by the Argentine Air Force and leased equipment.

See note 1 to the present financial statements.

Positive and negative contingencies

Elements considered to calculate the provisions whose balances, considered individually or together, exceed two percent (2%) of the equity.

57

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Notes to the Individual Financial Statements

At December 31, 2017 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See notes 2 to the present Financial Statements.

Irrevocable advances on account of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See notes 1 and 16.

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See notes 1, 16 and 17.

58

“Free translation from de original in Spanish for publication in Argentina”

INDEPENDENTS AUDITORS' REPORT

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Suipacha 268 - 12th Floor

City of Buenos Aires

Tax Code No. 30-69617058-0

Report on financial statements

We have audited the accompanying separate financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”), including the separate statement of financial position as of December 31, 2017, the separate statements of comprehensive income, the statements of changes in equity and of cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year ended December 31, 2016 are an integral part of the audited financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of Direction

The Board of Directors of the Company is responsible for the preparation and presentation of these separate financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted as Argentine professional accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standards Board (IASB). Further, the Board of Directors is responsible for the existence of adequate internal control to prepare the separate financial statements free of any significant distortions due to misstatements or irregularities.

Responsibility of auditors

Our responsibility is to express an opinion on the accompanying separate financial statements, based on our audit. We performed our audit in accordance with International Standards on Auditing (ISAs), as were adopted in Argentina by the FACPCE, through Technical Pronouncement No. 32 and their respective adoption ‘circulars. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and other information disclosed in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the financial statements due to fraud or error. In making those risk assessments, the auditor must consider internal control relevant to the Company’s preparation and reasonable presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the Company's management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements mentioned in the first paragraph, present fairly, in all material respects, the separate financial position of Aeropuertos Argentina 2000 S.A. as of December 31, 2017, and the separate comprehensive income and cash flows for the fiscal year then ended, in accordance with IFRS.

Emphasis of matter

We draw attention to Note 2.1 to the separate financial statements which describes that the Company has restated the figures as of December 31, 2016. Our opinion is not qualified in respect of this matter.

Report on compliance with current regulations

As required by the regulations in force, we report that, in connection with Aeropuertos Argentina 2000 S.A.:

a)	the separate financial statements of Aeropuertos Argentina 2000 S.A. have been transcribed into the “Inventory and Balance Sheet” book, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the separate financial statements of Aeropuestos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the additional information to the notes to the separate financial statements required by Article 12, Chapter III, Title IV of the regulations of the National Securities Commission, about which, insofar as concerns our area of competence, we have no significant observations to make;

d)	as of December 31, 2017, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $59,158,935, which was not yet due at that date.

e)	As required by Title II, Section VI, Chapter III, Article 21, Subarticle e) of the regulations of the National Securities Commission, we report that the total fee billed to the Company for professional auditing and related services in the fiscal year ended December 31, 2017, represents:

e.1)	69% of total fees billed to the Company for services in that fiscal year;
e.2)	61% of total fees billed to the Company and its controlling, controlled and related companies for auditing and related services in that fiscal year;
e.3)	42% of total fees billed to the Company and its controlling, controlled and related companies for services in that fiscal year;

f)	We have applied the procedures on money laundering and terrorism financing for Aeropuertos Argentina 2000 S.A. set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 6, 2018.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Alejandro P. Frechou

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 62 subsection c) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the following paragraph regarding the Individual separate financial statements of Aeropuertos Argentina 2000 S.A., including the individual statement of financial position as of December 31, 2017, the individual statements of comprehensive income, of changes in shareholders' equity and cash flows for the period previously referred and an overview of significant accounting policies and other additional information.

The Company’s Board of Directors is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report of the external auditor, Alejandro P. Frechou (partner of Price Waterhouse & Co. SRL), dated March 6, 2018, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Pronouncement No. 32 and the corresponding circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

According to the item “Managers Responsibilities” included in the report of the external auditor, the Company's Board of Directors is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted by the FACPCE as professional accounting standards in Argentina and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

In accordance with the provisions set forth in the article 4º, chapter I, title XII of CNV’s regulation, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i) the Individual separate financial statements were issued in accordance with the accounting principles generally accepted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii) Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as financial entities or the Central Bank of the Argentine Republic. Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the Individual separate financial statements of Aeropuertos Argentina 2000 S.A. as of December 31, 2017 consider all significant events and circumstances that are known to us, and regarding said documents we have no other observations to make, different to those previously stated.

Additionally, in accordance with existing legal provisions we inform that:

a) the Individual separate financial statements of the company arise from the accounting records taken in their formal aspects in accordance with legal regulations, maintain the conditions of security and integrity on the basis of which they were authorized by the CNV; and they are copied in the Inventory and Balance Book;

b) we have reviewed the board of directors annual report and have no observations to make as regards those matters that are within our competence; and

c) in exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, March 6th, 2018.

Patricio A. Martin
By Surveillance Committee